Offering Memorandum Exhibit A to Form C

Oxygen4Life, Inc.
30 N Gould Suite 6994
Sheridan, Wyoming 82801
https://www.oxygen4lifeinc.com

Up to $500,400 in Common Stock at $.60 cents per share
Minimum Target Amount: $10,000.20

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Oxygen4Life, Inc., a Delaware Corporation (the "Company," or the "Issuer" as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in up to 834,000 shares of the Issuer's Common Stock (the "Offered Shares").

Investors in Securities are sometimes referred to herein as "Purchasers." The Issuer intends to raise at least $10,000.20 (the "**Target Offering Amount**") and up to $500,400.00 from Investors in the offering of the Offered Shares described in this Form C (this "**Offering**"). The minimum number of Securities that can be purchased is $100.20 per Investor (which may be waived by the Company in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Offered Shares of the Issuer are set forth below in the section entitled "*The Company's Securities*". In order to purchase and to thereby obtain an economic interest in the Offered Shares, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Issuer in its sole and absolute discretion. The Issuer has the right to cancel or rescind its offer to sell the Offered Shares at any time and for any reason.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Offered Shares at any time and for any reason. The rights and obligations of any purchasers of the Offered Shares ("Investors" or "you") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded, at which time you will be notified, and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to Jan 10, 2024 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason. Should the Company establish an earlier time for the deadline, it will provide notice to Investors about the new offering deadline at least five business days prior to such new offering deadline and, if the investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange.

If an Investor does not reconfirm an investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

# Company:

**Company:** Oxygen4Life, Inc.
**Address:** 30 N Gould Suite 6994 Sheridan, Wyoming 82801
**State of Incorporation:** Delaware
**Date Incorporated:** February 25, 2022

# Terms:

## Equity:

**Offering Minimum\*:** $10,000.20 | 16,667 shares of Common Stock
**Offering Maximum\*\*:** $500,400 | 834,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $.60
**Minimum Investment Amount (per investor):** $100.20

**Deadline to reach minimum unless extended:** April 30, 2023

**Pre-Money Valuation: $5,000,000**

\*Investments, including those above the minimum target amount, will be accepted on a first come-first served basis.

\*\**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus information below.*

# Company Perks\*:

**Time Sensitive - Early Bird Bonuses:**
(Bonuses are added to your investment package)

Invest by Midnight PST on Jan. 16, 2023 – 25% bonus shares

Invest within the 1st week and receive 20% bonus shares
Invest within the 2nd week and receive 15% bonus shares
Invest within the 3rd week and receive 10% bonus shares
Invest within the 4th week and receive 5% bonus shares

Any investor who invests in the first 4 weeks with more than a $500 investment will also receive access to the Body by Science Program, an 8-module membership course, that retails for $1997 and when discounted is $997.

All time-based perks will be calculated from the date and time the offering is presented to the public and using the Pacific Time Zone.  The count for weeks will be every 7 days up to the same hour the offering is launched.  This will be repeated for each week.  For example, if the offering is launched at 7 am mountain standard time (GMT-7) on January 10, 2023, the first week will be concluded on January 7, 2023, at 6:59:59 am Pacific Standard Time.

In order to be considered an Investment, the Investor will have to submit the subscription commitment and fund the investment, prior to the completion of the allotted time.

## Example:

If you invest 200 shares of common stock during week one, you will receive 40 bonus shares of common stock. (200 shares x .20 = 40 shares)


**Give-A-Way PROMOTION Perks:**

During the contest promotion period all investors will receive 20% bonus shares of common stock.


**Volume Based Perks (not time sensitive):**

**$100.20+ | Tier #1 Non-applicable**


**$500 + | Tier #2 - (5% lifetime discount on consumer products)**

*Package includes 1-bottle of PEO capsules, 1-bottle of PEO liquids, 1-bottle of herbal capsules, 1-bottle of mineral capsules, informational pdfs, and your choice between the PEO Solution book or 24-Hour Diet book in digital form! $154.45 Retail Value of Products plus book

### $1,000 + | Tier #3 - (10% lifetime discount on consumer products)

*Package includes 1-bottle of PEO capsules, 1-bottle of PEO liquids, 1-bottle of herbal capsules, 1-bottle of mineral capsules, informational documents, and your choice between PEO Solution book or 24-Hour Diet book in digital form! $154.45 Retail Value of Products plus book

### $2,500+ | Tier #5 - (5% bonus shares. 15% lifetime discount on consumer products)

This package includes (1) phone call with the Founders. *Package includes 1-bottle of PEO capsules, 1-bottle of PEO liquids, 1-bottle of herbal capsules, 1-bottle of mineral capsules, informational documents, and your choice between PEO Solution book or 24-Hour Diet book in digital form! $154.45 Retail Value of Products plus book!

### $5,000+ | Tier #6 - (10% bonus shares. 20% lifetime discount on consumer products) – 7 Available

This package includes (1) Zoom call with Founders. *Package includes 2-bottles of PEO capsules, 2-bottles of PEO liquids, 2-bottles of herbal capsules, 1-bottles of mineral capsules, informational pdf documents, both the PEO Solution book and the 24-Hour Diet book in digital form! $381.35 Retail Value of Products plus books.

### $10,000+ | Tier #7 - (10% bonus shares. 20% lifetime discount on consumer products) - 10 Available

*A day and dinner with the Founder Team in Scottsdale, AZ*. Does not include transportation. This includes a one-night stay at a premier Hyatt Hotel. *Package includes 2-bottles of PEO capsules, 2-bottles of PEO liquids, 2-bottles of herbal capsules, 2-bottles of mineral capsules, informational pdf documents, both the PEO Solution book and the 24-Hour Diet book in digital form! $381.35 Retail Value of Products plus books.

**$25,000+ | Tier 8 - (15% bonus shares. 20% lifetime discount on consumer products) - 2 Available**

*A day and dinner with the Founding Team in Scottsdale, AZ.* We will fly you round trip from anywhere in the Continental USA and will include a two-night stay at a premier Hyatt Hotel. It will include a round of golf or a spa day depending on the individual. It will include a Separate entry on the CAP Table. *Package includes 2-bottle of PEO capsules, 2-bottle of PEO liquids, 2-bottle of herbal capsules, 2-bottle of mineral capsules, informational documents, both the PEO Solution book and the 24-Hour Diet book in digital form! $381.35 Retail Value of Products plus books.

**$50,000+ | Tier 8 - (25% bonus shares. 20% lifetime discount on consumer products) - 1 Available**

*A day and dinner for two with the Founding Team in Scottsdale, AZ.* We will fly you and a guest round trip from anywhere in the Continental USA and will include a two-night stay at a premier Hyatt Hotel. It will include a choice of either a round of golf or a spa day for each person, depending on the individual. It will include a Separate entry on the CAP Table. *Package includes 2-bottle of PEO capsules, 2-bottle of PEO liquids, 2-bottle of herbal capsules, 2-bottle of mineral capsules, informational documents, both the PEO Solution book and the 24-Hour Diet book in digital form! $381.35 Retail Value of Products plus books.

* 'In order to receive perks from an investment, one must submit in a single subscription for the total investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks will be assessed and issued after the offering is completed.

** Investors will only receive a single bonus, even though they may qualify for more, and the selection of the bonus will be the bonus with the largest value category for which they are eligible.

***EZTREK™ is only available through a licensed medical practitioner and is not included in the product packages.

**** Lifetime discount cannot be combined with any VIP Rewards discount a customer might earn when shopping online. Choose the highest discount at time of order.

*****Discounts are for retail customers only.


## Give-A-Way PROMOTION


Simultaneously with the Offering a securities award promotion (the "Give-A-Way") is also available. In the Give-A-Way, the Company is offering to give away up to 100,000 shares of Class B, non-voting securities, with a par value of $0.01. The award amount is a total par value of $1,000.

The Give-A-Way will last no more than 45 days from the date of the submission of the Form C amendment, unless extended by the Company or in the event this crowdfunding raise is closed earlier, it would end at that time. In no event will the Give-A-Way run past the close of the offering.

The company will award three winners the following number of securities:

 1st place would be 50,000 shares.

2nd place would be 30,000 shares.

3rd place would be 20,000 shares.

Interested Participants (the "Participants") in the Give-A-Way will opt-in to the Promotion by providing their name and email address.

Participants agree to have their name and likeness used in promotional materials such as press releases and social media posts.

Participants agree to receive promotional marketing emails from the company but have the option to unsubscribe at any time.

Give-A-Way participants must be legal residents of the country where the promotion is being held and meet the minimum age requirement as determined by local laws.

The Give-A-Way tracking and selection of the winners will be conducted by random computerized draw using third-party software. The winners will be subject to all requirements for the purchase of a securities product.  Those steps entail identity verification, anti-money laundering reviews, and validation of essential pieces of Participant information.

No cash is paid to enter the Give-A-Way. No purchase is required.

*Opt-Out*

Participants may choose to not receive promotional marketing emails.  In order to opt out, you will need to use the provided opt-out link provided at the bottom of each promotional email. In the event you are chosen as a winner, we will contact you via the email provided.

Participants may also use the standard US mail system to register for the Give-A-Way, by providing their full legal name, email address, and phone number. Participants may mail in the required information to the Company.  Address it to:

Oxygen4Life, Inc. – Give-A-Way Offer
 30 N. Gould Street Suite 6994
 Sheridan, WY 82801

*Participant Points and Award Selection Process*

Participants may enter the contest by registering with their full legal name and email address at which point the software would award them 25 points. These 25 points would give them 25 chances to win. They may then share the Give-A-Way with friends and family using social media, email address or through personal contact. Participants may earn additional points through activities announced by the Company.

Each of these activities is tracked and additional points are awarded to the Participant just for sharing. At no time must the referred family member or friend register for the Participant to receive their additional points.

The software tracks for potential fraud and notifies the Company where it can follow-up on expected non-existent people or Participants sharing with themselves.

Each person that the Participant shares with will have the ability to also enroll and have the same opportunities.

Throughout the Give-A-Way, the Company may offer additional prizes/incentives which will be awarded based upon Participants having reached certain point thresholds. These will be available to everyone who reaches these thresholds.

These prizes/incentives might be things like free products/coaching calls or branded promotional materials ("Swag") like Company hats, t-shirts, etc. Exact Swag may be decided at different times, at the discretion of the Company, and the Company provides no warranty that Swag will be available.

Officers, directors, employees, and vendors of the Company may participate in the promotion and refer friends but are not eligible to win one of the three Company stock awards.

 The Company is not responsible for any expenses incurred by Participants in connection with their participation in the Give-A-Way, any lost, late, damaged, or misdirected entries or communications, any taxes or fees imposed on the prize, or any injury or damage to participants or any other person's computer related to or resulting from participating in the Give-A-Way.

By participating in the Give-A-Way, Participants agree to release and hold harmless the Company, its affiliates, and its partners from any and all liability for any injuries, loss, or damage of any kind arising from or in connection with the Give-A-Way or any award won.

The Company's decision on all matters related to the Give-A-Way is final. The Company reserves the right to modify or cancel the Give-A-Way at any time.

The Give-A-Way is void where prohibited by law.

The software will automatically select the award winners and the process of selection will be streamed live, in order to provide transparency in the awarding process.

# The Company and its Business

*Company Overview*

Oxygen4Life, Inc (O4L) is a corporation organized under the laws of the state of Delaware and is a biomedicine company leading the charge in the rapidly expanding field of lipidomics. We offer patented, clinically proven, therapeutic solutions providing a natural and safe, non-drug remedy to cardiovascular disease, diabetes 1 & 2, neuropathy, dermatological conditions, viruses, and other diseases involving an impaired delta6- desaturase pathway without side effects.

https://en.wikipedia.org/wiki/Biomedicine

We market, sell and distribute a patented all organic plant based/vegan consumer supplement and a patented medical food therapeutics used to treat systemic chronic inflammation, cardiovascular disease, diabetes, neuropathy and other diseases and disorders involving an impaired metabolic pathway which is sold through licensed health care practitioners.

The patented all-organic plant seed oil supplements are vegan friendly and are sold directly to consumers via our website, through licensed health care practitioners, resellers, and retail stores under the company's brand Oxygen4Life ™ or under private label.

The company just released a patented all-organic, vegan friendly plant seed oil Medical Food, EZTREK™, that focuses on supporting and optimizing the patient's natural physiologic processes, not blocking or impeding metabolic pathways. The results are an innovative, highly effective medical food management for specific chronic diseases / disorders across diverse patient populations.

O4L taps into the wellness and health supplement space which has become an even greater priority since COVID-19. We address the everyday health-conscious consumer with our PEOs without needing to take countless pills & potions. The PEOs are for men & women of all ages and support the entire body.

The patented Medical Food EZTREK™ is formulated to be consumed or administered enterally, (by means of drinking) under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, and are established by medical evaluation.

There are currently 13 medical diseases or disorders caused by an impaired D6D metabolic pathway for which EZTREK™ can be recommended:

• Diabetes (Type 1 & Type 2) including Neuropathy

• Lipid-Enveloped Viruses (including COVID series)

• Alzheimer's

• Dermatological Conditions

• Cardiovascular Disease

• Inflammatory Bowel Disease

• Chronic Fatigue (including post viral syndromes)

• Fatty Liver Disease Including NAFLD

• Cancer

Respiratory Diseases with Chronic Inflammation

• Mesothelioma

• Idiopathic Pulmonary Fibrosis (IPF)

• Chronic Obstructive Pulmonary Disease (COPD)


The Company also markets and sells two medical devices called the Max Pulse and the Smart Pulse.

The Max Pulse is a Semi-professional, non-invasive, FDA Cleared, Class II Medical Device, insurance reimbursement device.

Smart Pulse is a personal, patented, portable cardio and stress self-measurement device.

Both devices utilize technology called Photoplethysmography (PPG), you can get an accurate snapshot into the cardiovascular system to evaluate arterial elasticity and arterial stiffness in 3 minutes.

*Competitors and Industry - Supplements*

The wellness and supplement industry is estimated at $260B and is projected to increase to $600B by 2026. The US Vitamin & Supplement Manufacturing industry was $35.6B in 2022. The closest comparable industry or product to ours is the fish oil industry which was a $1.2 billion industry in the US in 2015. (https://www.ibisworld.com/industry-statistics/market-size/vitamin-supplement-manufacturing-united-states/)

(https://www.washingtonpost.com/business/economy/claims-that-fish-oil-boosts-health-linger-despite-science-saying-the-opposite/2015/07/08/db7567d2-1848-11e5-bd7f-4611a60dd8e5_story.html)

There are numerous competitors in the supplement space. All one has to do is walk in the local health food store or even your local grocery to see all your choices. However, no supplement compares to the PEOs because they can be taken for so many different ailments or for general health and well-being. The PEOs have a 20-year history with proven results, published experiments and medical practitioners with their clinical results. The PEOs also tap into the organic, plant based and vegan markets. Our only true competitors would be those that resell our products under our label or a private label.

*Competitors and Industry – Medical Foods*

**What is the difference between a supplement and a medical food?**

"The term medical food, as defined in section 5(b) of the Orphan Drug Act (21 U.S.C. 360ee (b) (3)) is "a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation."

About 659,000 people in the United States die from heart disease each year—that's 1 in every 4 deaths. Heart disease costs the United States about $363 billion each year from 2016 to 2017. This includes the cost of health care services, medicines, and lost productivity due to death.

$1 out of every $4 in US health care costs is spent on caring for people with diabetes. $237 billion‡(c) is spent each year on direct medical costs and another $90 billion‡(c) on reduced productivity. The total economic cost of diabetes rose 60% from 2007 to 2017.

The total annual cost of Diabetic Peripheral Neuropathy and its complications in the U.S. was estimated to be between 4.6 and 13.7 billion US dollars. Up to 27% of the direct medical cost of diabetes may be attributed to DPN.

Wound healing - A conservative estimate of the annual cost is $28 billion when the wound is the primary diagnosis on the claim. When the analysis included wounds as a secondary diagnosis, the cost for wounds is conservatively estimated at $31.7 billion.

Skin disorders like psoriasis costs the nation $52 to $63 billion a year. Indirect costs such as lost work hours and unemployment make up another $24 to $35 billion. About 10 to 20 percent of people also get an inflammatory type of arthritis, according to the Centers for Disease Control and Prevention.

With EZTREK™, we can enter many markets utilizing a systematic approach to target licensed health care practitioners both on size of market and currently available treatment methodologies. There is no competitor in this space as a medical food other than pharmaceutical drugs.

Oxygen4Life is the first company we know of to combine a nutritional supplement with a medical food for the management of specific diseases and disorders using what we call the three-tiered approach.

Consumers can order our health supplements direct through our websites or through one of our resellers or health care practitioners.  Licensed health care practitioners who have been registered with the company can recommend either the supplement or the medical food based on the needs of their patients.


Current Stage

Even though the Company is technically a startup, the founder as a sole proprietor has slowly been building the business over the past 17+ years. In the past 5-years, working part-time he has generated almost $900,000 in gross revenue. He has been able to do this because he has no product manufacturing costs, no warehousing and outsources all fulfillment. In addition, he has spent no money on advertising because of the repeat business and referrals from existing customers.

Future Roadmap

The Company has three ways to immediately begin to scale revenues. One is to continue to scale their PEOs direct-to-consumer business. This will be done with direct response marketing and building individual consumer groups that have said I need help with their health issues. Two, we will build out the marketing infrastructure to market to licensed health care practitioners. This will be done through social media, live events, and webinars. The goal is to build a network of physicians across the United States that will license and sell both the PEOs and the EZTREK for patients having chronic inflammation and disease. Three, we will aggressively look for Joint Venture partners we can work with and offer our products to their customer base in return for paying them a commission. It is one of the fastest ways to grow revenues.

## The Team

### Officers and Directors

**Name:** Mike Maunu

Mike Maunu's current primary role is with the issuer.

Positions and offices currently held with the Issuer.

- **Position:** CEO, Founder, Director
- **Dates of Service:** February 25, 2022 – Present
- **Responsibilities:** Leads Oxygen4Life.

Other business experience in the past three years:

- **Employer:** Oxygen4Life Supplements
- **Title:** Owner
- **Dates of Service:** February 2002 – present

- **Responsibilities:** Founded the company and responsible for securing all the current agreements, products, and marketing activities. Part-Time

Other business experience in the past three years:

- **Employer:** MikeMaunu.com
- **Title:** Owner
- **Dates of Service:** Jan 1, 2000 – present
- **Responsibilities:** Business growth coach working with executives and business owners to grow and scale their businesses.

Other business experience in the past three years:

- **Employer:** Marketing Results Group
- **Title:** Owner
- **Dates of Service:** August 2012 – present
- **Responsibilities:** Digital Marketing Agency and training company for other business coaches

**Name:** Alex Maunu

Alex Maunu's current primary role is with the issuer.

Positions and offices currently held with the Issuer.

- **Position:** Co-Founder & head of content/media
- **Dates of Service:** February 25, 2022 – Present
- **Responsibilities:** Responsible for overseeing digital marketing activities, social media, advertising, and content.

Other business experience in the past three years:

- **Employer:** Marketing Results Group
- **Title:** Social Media Manager
- **Dates of Service:** August 2017 – present
- **Responsibilities:** social media marketing, writing copy, creating marketing funnels, building websites

## Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Uncertain risks*

## UNCERTAIN RISK.

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

## RISK OF LOSING YOUR MONEY.

If the company goes out of business, you could lose some or all of your money.

## RISK WITH FINANCIAL FORECASTS.

The offering may contain financial forecasts that may not come true. The financial forecasts included are created using reasonable assumptions based on stable economic and market conditions among other factors. Even with stable economic and market conditions, the business cannot predict what will in fact happen in the future including default or bankruptcy.

## ANY VALUATION AT THIS STAGE IS DIFFICULT TO ASSESS.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

## THE TRANSFERABILITY OF THE SECURITITES YOU ARE BUYING IS LIMITED.

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

## OUR BUSINESS PROJECTS ARE ONLY PROJECTIONS.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

## MANAGEMENT DISCRETION AS TO USE OF PROCEEDS.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

## RISK OF CHANGES IN ECONOMIC CONDITIONS.

Factors not controlled by the business-like pandemics, environmental disasters, economic recessions, changes in regulations, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars, among other factors are unpredictable and could negatively affect the can impact the business's ability to grow and operate.

## RISK OF TAX CONSEQUENCES.
Your investment returns will be taxed and may bring your overall income or net worth over a particular tax bracket. Please discuss the potential tax consequences of your investments with a tax consultant.

## RISK OF FUTURE FUNDING.
The company may require additional funds in the future to expand or continue operations. If the company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

## RISK OF LIABILITY OR LEGAL RECOURSE.
The business may act negligently in their day-to-day operations that could injure a customer or an employee in which legal recourse may be necessary. Due to the cost of lawsuits and legal resources, an event such as this could cause the company to cease operations or file for bankruptcy.

## RISK OF LACK OF ACCOUNTING CONTROLS.
Small businesses, in general, may not have the resources or expertise to implement strict accounting controls. This can expose an early-stage startup to liability and miscalculation of financial growth.

## RISK OF COMPETITION.
The business operates in a very competitive market that can make it hard for them to have the traction they need to survive as a business. They compete with many other businesses, both large and small, on the basis of quality, price, location, and customer experience, all of which could negatively impact financial performance. Competition in a saturated market is a key reason many businesses in this space fail.

## RISK OF MANAGEMENT RELIANCE.
Without voting power, you will not be able to participate in the management decisions of the company. You will be fully reliant on the executive management team and board of directors to make the proper judgement calls to make this

business a success. Furthermore, if the founders or other key personnel of the company were to leave, or become unable to work, the company may be negatively impacted.

## RISK OF NOT SELLING YOUR INVESTMENT.

You cannot sell your common stock for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market.

## RISK OF NO REGISTRATION UNDER SECURITIES LAWS.

The investment will not be registered with the SEC or the securities regulator of any State. Thus, neither the company nor the investment will be subject to the same degree of regulation and scrutiny as if they were registered.

## RISK OF THIRD PARTIES TO PROVIDE SERVICES ESSENTIAL TO THE SUCCESS OF OUR BUSINESS

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, distribution, legal work, accounting and other services. It is possible that some of these third parties will fail to perform them in an acceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may little or no recourse to recover damages for these losses. A disruption in these key areas or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

## RISK OF INCOMPLETE OFFERING INFORMATION.

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares that generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm.

## RISK OF LACK OF ONGOING INFORMATION.

The company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly reporting company; and the company is permitted to stop providing information in certain circumstances.

## SUPPLY CHAIN RISKS.

Fluctuations in the price, availability and quality of the key ingredients or other raw materials included in our products could have a material adverse effect on cost of sales or our ability to meet customer demands. The price and availability of the raw materials in our products may fluctuate significantly, depending on many factors. This could result in lower gross margins and could have a significant adverse effect on our business, financial condition, and operating results. Delays in availability and delivery of raw materials could result in delays of product deliveries, potentially causing decreased sales and financial performance.

## CYBERSECURITY INCIDENTS COULD HARM OUR BUSINESS AND NEGATIVELY IMPACT ITS FINANCIAL RESULTS.

We store personally identifiable information, credit card information and other confidential information of our customers and consumers. We may experience successful attempts by third parties to obtain unauthorized access to such personally identifiable information. This information could also be otherwise exposed through human error or malfeasance. The unauthorized access or compromise of this personally identifiable information could have an adverse effect on our business, financial condition and results of operations. Cybersecurity incidents could endanger the confidentiality, integrity and availability of our information resources and the information it collects, uses, stores and discloses. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. We believe that it takes reasonable steps to protect the security, integrity and confidentiality of the information we collect, use, store, and disclose, and take steps to strengthen our security protocols and infrastructure, but there is no guarantee that inadvertent or unauthorized data access will not occur despite our efforts. For example, we could be negatively impacted by software bugs or other technical malfunctions, as well as employee error or malfeasance. Any unauthorized access or use of information, virus or similar breach or disruption to our, our customers', or our partners' systems could result in disrupted operations, loss of information, damage to our reputation and customer relationships, early termination of our contracts and other business losses, indemnification of our customers and related parties, liability for stolen assets or information, increased cybersecurity protection and insurance costs, financial penalties, litigation, regulatory investigations and other significant liabilities, any of which could materially harm our business.

## WE DO NOT OWN THE PATENTS ON WHICH WE PARTLY RELY.

We have entered into marketing agreement with Peskin Pharma and their licensed manufacturer and have been granted a non-exclusive, royalty-free, license to private label the supplements under our brand Oxygen4Life and to also brand in the name of any sub distributors we enter into agreements with. The Medical Food EZTREK™ must sold under that brand name because of FDA regulations. In addition, any future improvements to such existing patents and trade secrets, shall be owned by Peskin Pharma.

## O4L OBTAINS CERTAIN PRODUCTS THEY SELL FROM THIRD PARTIES.

O4L obtains certain products they sell from third parties and rely on them to meet their sales needs. They plan to continue to rely upon such third parties to supply products they sell. If these suppliers fail to maintain high manufacturing standards and processes, it could harm O4L's business. In the event of a natural disaster or business failure, including the bankruptcy of a supplier, O4L may not be able to secure replacement products on a timely or cost-effective basis, which could result in delays, additional costs, and reduced revenues. In addition, price increases from a supplier, would directly affect O4L's profitability if it is not able to pass price increases on to customers.

## ADVERSE PUBLICITY OR CONSUMER PERCEPTION OF PRODUCTS O4L SELLS, AND ANY SIMILAR PRODUCTS DISTRIBUTED BY OTHERS COULD HARM O4L'S REPUTATION AND ADVERSELY AFFECT THEIR SALES.

O4L is highly dependent upon positive consumer perceptions of the safety and quality of products its subsidiaries sell, as well as similar products distributed by other companies. Consumer perception of such products, and health and wellness products, in particular, can be substantially influenced by scientific research or findings, national media attention and other publicity about product use. Adverse publicity from these sources regarding the safety, quality, or efficacy of such products could seriously harm O4L's reputation and results of operations. The mere publication of news articles or reports asserting that such products may be harmful or questioning their efficacy could have a material adverse effect on O4L's business, financial condition, and results of operations, regardless of whether such news articles or reports are scientifically supported or whether the claimed harmful effects would be present at the dosages recommended for such products.

## THIS OFFERING INVOLVES "*ROLLING CLOSINGS*" WHICH MEANS THAT EARLIER INVESTORS MAY NOT HAVE THE BENEFIT OF INFORMATION THAT LATER INVESTORS HAVE.

Once we meet our target amount for this offering, we may request that DealMaker Securities LLC to instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

## RISK OF UNINSURED LOSSES.

The company may not be insured to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against. The company could incur an uninsured loss that could damage the business.

## RISK OF CHANGES TO LAWS.

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could negatively impact the business. This applies at federal and local levels.

## RISK OF FUTURE INVESTORS HAVING SUPERIOR RIGHTS.

If the company needs more capital in the future and takes on additional investors for financing, the new investors might have rights superior to yours. For example, they might be investors with preferred shares with voting rights that give them a greater voice in management, or otherwise.

## RISK OF HAVING A LIMITED OPERATING HISTORY.

The company is relatively young and has limited operating history as opposed to an established entity. Having a limited operating history may make it difficult to predict the accuracy of the financial forecast given.

## RISK OF ONE MAJORITY OWNER.

Investing in a business that has one majority owner can limit strategy and decision-making to the majority stakeholders. The success of this business is reliant on the right decisions made by the majority stakeholder.

## THE COMPANY'S BUSINESS IS EXPOSED TO A MULTITUDE OF RISKS BASED ON ITS ACCEPTANCE OF CREDIT CARDS AND THEIR RELIANCE ON THIRD PARTY CREDIT PROCESSORS.

The Company's business is exposed to a multitude of risks based on its acceptance of credit cards and their reliance on third party credit card processors. The Company's customers typically pay for their orders with debit cards or credit cards, and Oxygen4Life, Inc. depends on third party credit card processing in connection with online product sales. There are many risks related to The Company's acceptance of credit cards, the collection and storage of credit card data, and The Company's dependence on third party credit card processors to process payments. The Company's failure to limit fraudulent transactions conducted on its websites or through its platform, such as through use of stolen credit card numbers, could subject Oxygen4Life, Inc. to liability and adversely impact its reputation. Under credit card association rules, penalties may be imposed at the discretion of the association for inadequate fraud protection. Any such potential penalties would be imposed on The Company's credit card processor by the association. Under The Company's contracts with The Company's payment processors, Oxygen4Life, Inc. is required to reimburse them for such penalties. Oxygen4Life, Inc. faces the risk that it may fail to maintain an adequate level of fraud protection and that one or more credit card associations or other processors may, at any time, assess penalties against Oxygen4Life, Inc. or terminate The Company's ability to accept credit card payments or other form of online payments from customers, which would have a material adverse effect on The Company's business, financial condition and operating results. Although Oxygen4Life, Inc. does not believe there has been a compromise of customer information, it is possible that either Oxygen4Life, Inc. or its acquired companies may be in full compliance with these standards. Accordingly, Oxygen4Life, Inc. could be fined, which could impact its financial condition, or certain of The Company's products could be suspended, which would cause Oxygen4Life, Inc. to be unable to process payments using credit cards. If Oxygen4Life, Inc. is unable to accept credit card payments, The Company's business, financial condition and operating results may be adversely affected. In addition, many of The Company's transactions are deemed high risk, and there often exists a shortage of merchant processors able or willing to process such online transactions. The future shortage of merchant processing available to process payments for The Company's product sales and the sales of The Company's customers' products, could result a decrease in the volume of products Oxygen4Life, Inc. is able to sell and could have a material adverse effect on The Company's revenue. Further, such credit card processors require Oxygen4Life, Inc. to maintain significant reserves (often up to 10% of the sale) to cover refunds, chargebacks and fraud, which results in delays of up to 6 months in receipt of such revenue. If The Company's refunds or charge backs increase, The Company's processors could require Oxygen4Life, Inc. to increase such reserves, increase fees or terminate their contracts with Oxygen4Life, Inc., which would have an adverse effect on The Company's financial condition. In addition, Oxygen4Life, Inc. could be liable if there is a breach of the payment information it stores. Online commerce and communications depend on the secure transmission of confidential information over public networks. Oxygen4Life, Inc. relies on encryption and authentication technology to authenticate and secure the transmission of confidential information, including customer credit card numbers. However, Oxygen4Life, Inc. cannot ensure this technology will prevent breaches of the systems it uses to protect customer payment data. In the future Oxygen4Life, Inc. may explore accepting various forms of payment that may have higher fees and costs than The Company's current payment methods. If The Company's customers utilize alternative payment methods, The Company's payment costs could increase, and The Company's operating results could be adversely impacted.

**IF CURRENT EFFORTS TO ALLOW STATES TO REQUIRE ONLINE RETAILERS TO COLLECT SALES TAX ON THEIR BEHALF ARE SUCCESSFUL, E-COMMERCE IN GENERAL COULD DECLINE. THE COMPANY'S SOLUTIONS COULD**

## BECOME LESS ATTRACTIVE, AND THE COMPANY'S RELATED REVENUE, COULD DECLINE.

Although current U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales taxes with respect to remote sales, an increasing number of states have considered or adopted laws that attempt to require out-of-state retailers to collect sales taxes on their behalf. In addition, the U.S. Senate and the U.S. House of Representatives are currently considering a variety of legislation, most notably the Marketplace Fairness Act, which would override the Supreme Court rulings and enable states to require that online retailers collect sales tax from the states' residents. This is a rapidly evolving area and it cannot be predicted whether this or other similar legislation will ultimately be adopted or what form it might take if adopted. If the states or Congress are successful in these attempts to require online retailers to collect state or local sales taxes on out-of-state purchases, buying online would lose some of its current advantage over traditional retail models and could become less attractive to consumers. This could cause e-commerce to decline, which would, in turn, hurt the business of The Company's customers, and potentially make The Company's products and services less attractive and cause The Company's revenue, to decline in addition, it is possible that one or more states or the federal government or foreign countries may seek to impose a tax collection, reporting or record-keeping obligation on companies like Oxygen4Life, Inc. that facilitate e-commerce. Further Oxygen4Life, Inc. or its subsidiaries may have liability for sales taxes on prior sales they have made in certain jurisdictions.

## Projections: Forward Looking Information.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

# Ownership and Capital Structure; Rights of Securities

## Ownership
The following information sets forth the information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing:

| | | | |
|---|---|---|---|
| Mike Maunu | 6,900,000 | Common Stock | 80.80% |

## The Company's Securities

The Company has authorized Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to $500,400 of Common Stock.

### *Common Stock*

The number of securities authorized is 20,000,000 shares common stock with a total of 8,535,610 shares of common stock currently outstanding.

#### *Voting Rights*

One Vote per Share

#### *Material Rights*

### *Common Stock – Class B*

The number of securities authorized is 100,000 shares Class B - common stock, non-voting shares with a par value of $ 0.01. These shares are authorized for the Give-A-Way.

## Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

## What it means to be a minority holder.

As a minority holder of equity of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have less rights than those of other investors and will have limited influence on the corporate actions of the company.

## Dilution.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities.

For a year, the securities can only be resold:

•        In an IPO;

•        To the company;

•        To an accredited investor; and

•        To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities.

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $69.00
  Number of Securities Sold: 6,900,000
  Use of proceeds: Founder Issuance
  Date: March 27, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $7.50
  Number of Securities Sold: 750,000
  Use of proceeds: Founder Issuance
  Date: March 27, 2022

Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $6.00
  Number of Securities Sold: 600,000
  Use of proceeds: Founder Issuance
  Date: April 1, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 100,000
  Use of proceeds: Founder Issuance
  Date: March 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 30,000
  Use of proceeds: Advisor Shares
  Date: June 14, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 50,000
  Use of proceeds: Third Party Services Provided
  Date: October 21, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 23,277

Use of proceeds: Adviser Shares
Date: October 13, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000
  Number of Securities Sold: 69,833
  Use of proceeds: Working Capital
  Date: October 17, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 12,500
  Use of proceeds: Third Party Services Provided
  Date: November 3, 2022
  Offering exemption relied upon: Section 4(a)(2)

## Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors", and elsewhere in this Offering Memorandum.*

# Results of Operations

## Circumstances which led to the performance of financial statements:

We incorporated Oxygen4Life, Inc. on February 25, 2022, and as of yet has had no revenues as a Company. As a sole proprietor, the founder has amassed almost $900,000 in gross revenues since the beginning of 2018 until October 29, 2022. This is due to the database of existing customers that is expected to be transferred to the Company. As such, there is a high likelihood that a certain percentage of these will continue to purchase. However, there is no guarantee that they will or to what degree. The ongoing revenue stream will be transferred to the Company upon the successful closing of at least the minimum funding round required on this Crowdfunding offer.

In addition, the Company is expected to into a purchase agreement with the Founder upon the closing of the first round of fundraising and will transfer the marketing rights to the existing product line comprising six health supplements and the medical food product that is shipped directly to the licensed health care practitioner or his patient upon the successful completion of a crowdfunding round.

The Company will receive the CRM, customer relationship manager, and the database of almost 1400 customers, 445 active buyers, 25 physicians & 10 private label customers. Some of these customers/active buyers purchase at a regular interval and others at an irregular interval. Some may not ever order again. From this existing database is where we anticipate the initial revenue stream for the Company.

Included in the purchase is the brand name & marketing website, Oxygen4Life.com, FixDelta6.com, logos, additional domain names & websites, shopping cart & data, landing pages, CRM, 1400+ customer records, 15+ Medical Reports, social media accounts, private label reseller accounts, doctor clients, licensing & distribution agreements for the supplements, the sales agreement for the medical food and the distribution agreement for the DPA testing device.

The Company does not have the normal cash flow needs for product development, inventory requirements or warehousing expenses. Under unique agreements with the manufacturer, they can buy products on an as needed basis and can ship products the same day. Therefore, no money is tied up in inventory. The only requirement is the prepurchase of labels where costs are negligible.

Approximately 5 years ago the Founder entered into a warehousing and fulfillment agreement with the same company who warehouses and fulfils for the manufacturer. In doing so, it eliminated the need to prepurchase inventory, the cost to ship it halfway across the US and the time and energy to label, package & fulfill. Now, they simply move the Company's inventory as purchased from the manufacturer's pile to the Company's pile. Then it is labeled, processed & shipped as orders come through the Company's shopping cart at the warehouse.

The Founder has an outsourced team with the expertise to create the marketing & advertising necessary to drive traffic to the website, sell more retail customers and to bring on health practitioners. The ecommerce customer sales will allow the company to pay its bills while it builds the database of practitioner clients who will then sell the products to their patients.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc ... )**

As of September 30, 2022, the Company has capital resources available in the form of $41.00 cash on hand.

As soon as the Company reaches the minimum amount in the Crowdfunding raise or more, and issues the first securities, then the Founder will agree to transfer the current assets described above in "Results of Operations" to the Company.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We have no capital requirements for product development, inventory, or warehousing. All team members work remotely on an as needed basis. We have no employees.

These funds will allow us to spend on marketing & advertising to create massive growth over the next five years. The funds will be used to launch marketing campaigns for both retail consumers and health care practitioners. It will allow us to add components to the existing CRM/Shopping cart like a monthly continuity program and an affiliate program to allow others to refer customers to us.

Without the crowdfunding campaign the Company will need to seek capital by other means, including other private offering possibilities.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The funds we raise will allow us to spend on advertising and marketing, allowing us to worry about the customer acquisition costs and breaking even right away. Any part over the minimum will allow us to add more retail customers and health care practitioners. If funds we raise are limited, we would spend most on the practitioners because one doctor could bring hundreds of patients/customers. Of the Company's current funds, this crowdfunding campaign will constitute almost 100% of its capital.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

In this round of funding, if we are only able to raise the minimum of $10,000 it will allow us to pay the balance of the broker/dealer fee and our escrow agent and a small amount of money for marketing. The Company will not be able to implement its vision if the minimum is raised, but it will be able to cover some of the costs of this crowdfunding campaign.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If we raise up to $500,400, we will be able to continue operations over the next three years. These funds will be used for adding to our CRM/Shopping cart making it easier for customers to sign up and get their product, month after month. It will also give us a tremendous advertising budget to get health care practitioners which is the focus of this fundraising campaign.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc.)**

We are currently considering both a 506(b) or a 506(c) offering concurrently with the existing Crowdfunding CF raise. These offerings may be terms better than those offered in this Crowdfunding CF offering.

## Indebtedness

The Company has a contingent liability note totaling $100,000, which will be triggered upon reaching the minimum amount in this offering. It is a zero-interest rate note with a twelve-month maturity from its trigger date.

## Related Party Transactions

The only related party action is the agreement of the Founder to transfer the following assets to the Company. The Company will receive the CRM, customer relationship manager, and the database of almost 1200 customers, 445 active buyers, 25 physicians & 10 private label customers.

Included in the purchase is the brand name & marketing website, Oxygen4Life.com, FixDelta6.com, BodybyScienceProgram.com, logos, additional domain names & websites, shopping cart & data, landing pages, CRM, 1200+ customer records, 15+ Medical Reports, social media accounts, private label reseller accounts, doctor clients, licensing & distribution agreements for the supplements, the sales agreement for the medical food and the distribution agreement for the DPA testing device.

As described in the Indebtedness section, the Company is expected to execute a simple note to the founder for $100,000 that is contingent on reaching the minimum amount in the offering. The first monthly payment will be $9,250 and due 30 days after the initiation of the loan, with a subsequent set of and then 11 more payments of $8,250 due 30 days from each previous payment. These payments equal the approximate monthly gross profits after COGS. No interest will be charged.

## Valuation

**Pre-Money Valuation:** $5,000,000.00

## Valuation Details:

The Company's valuation was determined internally without a formal third-party independent evaluation. In formulating our valuation, we considered the following:

1) We researched other offerings involving issuers using Kings Crowd. They are the leading third-party aggregator of all companies raising across all platforms. In a recent article analyzing data from all Crowdfunding and Regulation A raises that closed between Jan. 2021 and Jun. 2022 startups with IP like ours with no revenues were raising at a valuation of $20.4 million. Companies with revenues similar to what the Founder has been doing as a sole proprietor have been raising at a $23 million dollar valuation. https://kingscrowd.com/high-revenue-high-returns/

2) Oxygen4Life, Inc. will acquire from its Founder the following items (i) fully functional shopping cart & CRM, (ii) 6 developed and launched supplement products, including the patented supplement in capsules & liquids (iii) patented medical food EZtrek marketing agreement (iv) IP agreements from patent holder including 3 books and over 20 medical reports with our branding (v) database of 1400 customers, 445 active buyers, 25 physicians, 10 private label customers (vi) VIP Rewards Program (vii) review software with 150 plus reviews averaging 4.75 stars (viii) warehousing & fulfillment agreement (ix) all social media accounts (x) two main marketing websites with logos (xi) approximately 12 additional websites for marketing and (xii) the sales marketing agreement for the Max Pulse DPA medical testing device.

Given the assets we will acquire from the Founder, the proprietary 3-tiered marketing approach, and the markets we can go into with the same two products and the MRR model we believe a $5 million pre-money valuation is more than reasonable.

We are looking for investors who want to join our family and help us grow. We want investors who share our same values and goals that want to help others have a better quality of life.

## Use of Proceeds
If we raise the Target Offering Amount of $10,000.20, we plan to use these proceeds as follows:

- *Offering Fees/Expenses 75%, or $7,500,15*
- *Marketing           25%, of 2,500.05*

DealMaker Securities, LLC (CRD#315324/SEC# 8-70756) charges $15,000 in cash for set-up fees, a 3% commission fee on execution, a $2,000/month maintenance fee, which are not described in detail above. DealMaker Securities LLC also charges a 1% securities fee, deliverable on closing, of the same securities made available in this offering. Transaction and payment processing fees are not included in this number and are variable based on number of investors and types of payments.

If we raise the overallotment amount of $500,400, we plan to use these proceeds pro-rata as follows:

- *DealMaker Fees*
  3% Cash Commission [1]

- *Operations*
  27%
  This will support current client technology, logistics, administrative work

- *Solutions Enhancement*
  10.00%
  Technology enhancements, new functionality addons

- *Marketing*
  50.0%
  Sales Process
  Digital ads like Facebook, Google & LinkedIn Campaigns
  Email & retargeting campaigns
  FB group development
  Additional sales landing pages

- *Company Outsourced Hires*
  10.0%
  Copywriter, additional tech help

[1] DealMaker Securities, LLC charges $15,000 in cash for set-up fees, a 3% commission fee on execution, and a $2,000/month maintenance fee, which are not described in detail above. DealMaker Securities LLC also charges a 1% securities

fee, deliverable on closing, of the same securities made available in this offering. Transaction and payment processing fees are not included in this number and are variable based on the number of investors and types of payments.

The Company may change the intended use of proceeds, if its officers believe it is in the best interests of the company.

# Regulatory Information.

# Disqualification.

No disqualifying event has been recorded in respect to the company or its officers or directors.

# Compliance Failure.

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

# Ongoing Reporting.

The Company will file a report electronically with the SEC annually and post the report on its website no later than June 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.oxygen4lifeinc.com/investors

The Company must continue to comply with the ongoing reporting requirements until:

(1)     it is required to file reports under Section 13(a) or Section lS(d) of the Exchange Act;

(2)     it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)     it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

( 4)     it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)     it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at:
www.oxygen4lifeinc.com/status

## Subscription Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

**Irregular Use of Funds:**

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. Any expense related to the hiring of third-party copywriting services/social media or advertising costs. Salary payments made to oneself, a friend or relative.

**EXHIBITS:**

| | |
|---|---|
| Exhibit A | Offering Document |
| Exhibit B | Financials |
| Exhibit C | Profile Screenshots |
| | Sales Page |
| Exhibit D | Video Transcript |
| Exhibit E | Subscription Process |
| Exhibit F | Corporate Documents |

**EXHIBIT B TO FORM** (see attached)

**FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW  for Oxygen4Life, Inc.**

**(see attached)**

# Oxygen4Life, Inc.

Financial Statements
Independent Accountant's Review Report
Year ended September 30, 2022

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Oxygen4life Inc,

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of September 30, 2022 and the related statement of Comprehensive income, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

## Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Junaid Qazi, CPA
License # 3882
November 02, 2022

## Oxygen4Life, Inc.
**Statements of Financial Position**
**As at September 30, 2022**
**(Unaudited - Prepared in US dollars)**

| | Notes | | 2022 |
|---|---|---|---|
| **Assets** | | | |
| | | | |
| **Current assets** | | | |
| Cash | 2.8 | $ | 40.96 |
| | | | |
| **Non Current assets** | | | - |
| | | $ | 40.96 |
| | | | |
| **Liabilities** | | | |
| | | | |
| **Current liabilities** | | $ | - |
| | | | |
| **Shareholder Equity** | | | |
| Commom stock - $.00001 par value; 10,000,000 shares authorized, 8,535,610 shares issued and outstanding. | | | |
| Paid in capital | 5 | | 85.36 |
| Additional paid in capital | | | 5.64 |
| Retained Earnings | | | (50.04) |
| | | $ | 40.96 |

The accompanying notes are an integral part of these financial statements.

Approved on the behalf of the Company:

_____

President/CEO

## Oxygen4Life, Inc.

**Statements of Comprehensive Income (Loss)**
**For the period from February 25, 2022 to September 30, 2022**
**(Unaudited - Prepared in US dollars)**

| | Notes | | 2022 |
|---|---|---|---|
| **Income** | | | |
| Dividend received | | $ | 0.17 |
| | | | 0.17 |
| | | | |
| **Expenses** | | | |
| Selling, general and administrative expenses | | | 50.21 |
| **Net Profit/ (Loss)** | | $ | (50.04) |
| **Profit and Loss per share** | | | |
| | | | |
| **From Continuing operations** | | | |
| Total Common shares issued and outstanding | 5 | | 8,453,277 |
| **As of October 17, 2022** | | | |
| Weighted average number of shares issued and outstanding | | | 82,333 |
| | | | 8,535,610 |

The accompanying notes are an integral part of these financial statements.

## Oxygen4Life, Inc.
**Statements of Cash Flows**
**For the period from February 25, 2022 to September 30, 2022**
**(Unaudited - Prepared in US dollars)**

|  | Notes | 2022 |
|---|---|---|
| **Cash flows from (used in) operating activities** | | |
| Net Profit/(loss) | | $ (50.04) |
| | | (50.04) |
| | | |
| **Cash flows from (used in) financing activities** | | |
| Issuance of paid in capital | 5 | 85.36 |
| Issuance of additional paid in capital | | 5.64 |
| | | 91.00 |
| **Net increase (decrease) in cash during the year** | | 40.96 |
| **Cash at beginning of year** | | - |
| **Cash at end of year** | | $ 40.96 |

The accompanying notes are an integral part of these financial statements.

**Supplemental cash flow information relating to operating activities:**

| | | |
|---|---|---|
| Dividends received, net of withholding taxes | | $ 0.17 |

**Oxygen4Life, Inc.**
**Notes to the Financial Statements**
**September 30, 2022**
**(Prepared in US dollars)**

## NOTE 1- ORGANIZATION AND NATURE OF THE BUSINESS

Oxygen4Life, Inc. was formed on Feb. 25, 2022, in the State of Delaware. The Company's headquarters are located in Sheridan, Wyoming.

Oxygen4Life is a biomedicine company leading the charge in the rapidly expanding field of lipidomics. We offer patented, clinically proven, therapeutic solutions providing a natural and safe, non-drug remedy to cardiovascular disease, diabetes 1 & 2, neuropathy, dermatological conditions, viruses and other diseases involving an impaired delta6- desaturase pathway without side effects.

The Company has not begun the commercial operations yet and is at the pre-revenue stage.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### 2.1    Basis of Presentation

 Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on September 30.

### 2.2    Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include the operations, assets and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

### 2.3 Currency
The Company's reporting currency is the US dollar.

**Oxygen4Life, Inc.**
**Notes to the Financial Statements**
**September 30, 2022**
**(Prepared in US dollars)**

## 2.4    Revenue and Expense Recognition

The Company recognizes revenues from sale of products to customers in an amount that reflects the consideration we expect to receive in exchange for those products when earned and collection is reasonably assured. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities. No commercial production of the products has started; revenue generated as of the interim period ended September 30, 2022, from its inception is $0.

## 2.7    Property, plant and equipment

Property, plant and equipment is measured at historical cost, less accumulated depreciation and any impairment loss. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Assets costing less than $1,000 are expensed as incurred. Furniture and equipment are depreciated on a straight-line basis over the useful lives of the assets as follows:

| | |
|---|---|
| Computers and purchased software | 3-5 years |
| Furniture and equipment | 5-7 years |
| Automobile | 7 years |

The Company charges repairs and maintenance costs that don't extend the lives of the assets to expenses as incurred. Repairs and maintenance expense for the period ended September, 2022, was $ 0.

## 2.8    Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of September 30, 2022, cash consists primarily of cash in hand.

## 2.9    Restricted Cash

The Company classifies all cash whose use is limited by contractual provisions as restricted cash. Company does not have any restricted cash as of September 30, 2022.

**Oxygen4Life, Inc.**
**Notes to the Financial Statements**
**September 30, 2022**
**(Prepared in US dollars)**

## 2.10 Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

## 2.10 Income taxes

For the period ended September 30, 2022, company has no material uncertain tax positions to be accounted in the financial statements. The company is generally subjected to US Federal, State and local examinations by tax authorities from inception date

## 2.11 Intangible Assets

Company's intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit, ranging from one to 20 years. We evaluate the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 4 – STOCKHOLDERS' EQUITY

### 4.1 Common Stock

The Company authorized 10,000,000 shares of our common stock upon its incorporation with par value of $0.00001. The company has issued 8,465,777 shares of common stock to founders, advisers, and consultants.

## NOTE 5 – SUBSEQUENT EVENTS

On October 17, 2022, Company sold 69,833 shares of common stock for $25,000. Company also entered into a broker dealer contract with Dealmaker.tech to host our Crowdfunding CF raise.

**Oxygen4Life, Inc.**
**Notes to the Financial Statements**
**September 30, 2022**
**(Prepared in US dollars)**

## NOTE 6 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
Management has evaluated plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

## NOTE 7 – COVID-19
The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant
disruptions to businesses worldwide, resulting in an economic slowdown.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods

## NOTE 8 – RELATED PARTY TRANSACTIONS

Oxygen4Life, Inc. will acquire from its Founder the following items at a cost of $100,000 payable in the first month $9,250 and the remaining payment of $8,250 on 11 months installments (i) fully functional shopping cart & CRM, (ii) 6 developed and launched supplement products, including the patented supplement in capsules & liquids (iii) patented medical food EZtrek marketing agreement (iv) IP agreements from patent holder including 3 books and over 20 medical reports with our branding (v) database of 1200 customers, 445 active buyers, 25 physicians, IO private label customers (vi) VIP Rewards Program (vii) review software with 150 plus reviews averaging 4.75 stars (viii) warehousing & fulfillment agreement (ix) all social media accounts (x) two main marketing websites with logos (xi) approximately 12 additional websites for marketing and (xii) the sales marketing agreement for the Max Pulse DPA medical testing device. These payments are interest-free.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS AND SALES PAGE**

**(see attached)**















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Patented, Organic Therapeutics for todays most severe illnesses*
Click the link below to learn more about our capital raise and join our wait list!
EZTREK
Oxygen4life
Liquid PEOs
Oxygen4life
PEOs
120 Capsules
*Illnesses involving an impaired Delta-6 desaturase pathway
*Medical claims apply only to the medical food EZtrek™

# Mike Maunu (No more inflammation)

Thousand Oaks High School

Patented Medical Food for heart disease, diabetes, inflammation, etc. | Founder/CEO | Biomedicine | Business Growth Expert | Exponential Sales Acceleration | Growth Through Acquisitions

Talks about #marketing, #lipodomics, #biomedicine, #crowdfunding, and #businessscaling

Scottsdale, Arizona, United States · Contact info

https://www.oxygen4lifeinc.com

4,320 followers · 500+ connections

Open to | Add profile section | More

**Providing services**
Healthcare Consulting, Marketing Consulting, Digital Marketing, Marketing Strategy, and Product Marketing
See all details

## Suggested for you

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# Alexander Maunu (We need investors) · 1st



Oxygen4Life



Director of Marketing for Oxygen4Life Inc. | We're launching our Reg CF capital raise, this month! | Click the link below for more info!

Talks about #sales, #marketing, #lipidomics, #biomedicine, and #functionalmedicine

Scottsdale, Arizona, United States · Contact info

www.oxygen4lifeinc.com

2,350 followers · 500+ connections

589 mutual connections: Tom Thatcher, Mitchell Levy, and 587 others

Message More

## Highlights



**You both work at Oxygen4Life**

Alexander started at Oxygen4Life 14 years and 10 months after you did

Message



COACHELLA VALLEY NETWORK

**1 mutual group**

You and Alexander are both in Coachella Valley Business Network













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**Are You Stuck, Stressed, or Confused?**

**If so, then let's talk!**

**Book a Call With Me Below!**









## Cindi Webb (Health and Beauty) · 1st

Master Results Coach If you're Stuck, Stressed, and Confused, I can help! Book a call below and let's talk!

Indian Wells, California, United States · Contact info

500+ connections



86 mutual connections: Tess Cacciatore, Mark J. Rote, and 84 others

Message | More



Oxygen4Life



Viva La Difference

## Highlights



**You both work at Oxygen4Life**
Cindi started at Oxygen4Life 20 years after you did

Message



**1 mutual group**
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## About















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# Dionisio Gomez · 1st

Investor | Business Growth Mentor | Marketing Strategist

Spain · Contact info

22 connections



7 mutual connections: Willie Crawford, Robert Menkemeller, R.N.C., and 5 others



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School of Hard Knocks, University of Life

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## Education



School of Hard Knocks, University of Life







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## Phil Chavanne · 1st

Director/Head of SEO R&D & Strategy @ EDEN ADS - Digital Marketing Agency

United States · Contact info

500+ connections



38 mutual connections: Mike Koenigs, Kyle Wilson, and 36 others



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Eden Ads - Digital Marketing Agency



Lycée Michelet

**Providing services**
Web Design, Search Engine Optimization (SEO), Lead Generation, Content Strategy, Digital Marketing, Advertising...
See all details

## Highlights



THE BEST

**3 mutual groups**
You and Phil are both in The Best Business Forum, Small Business Network by Entrepreneurs HQ: Digital Marketing Coaching Social Media SEO Startup Jobs, and 1 other

 **Q** Search

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# Ryan Cinches (He/Him) · 1st

SEO Specialist } Virtual Assistant | Jack of all trades

Koronadal, Soccsksargen, Philippines · **Contact info**

**32 connections**

 1 mutual connection: Cindi Webb

✈ **Message**    ( **More** )

 Oxygen4Life

 [Ateneo de Zamboanga University](#)

---

## Highlights

 **You both work at Oxygen4Life and Marketing Results Group**

Ryan started at Oxygen4Life 14 years and 6 months after you did

( ✈ Message )

---

## About

# Precision Cardio-Organic Plant Based Health Management

*"Helping consumers monitor, manage/reverse cardiovascular disease and chronic inflammation, with a non-invasive simple 3-minute test and a patented, all organic plant based, clinically proven daily solution"*

★ REVIEWS

Amount Raised: $47,276 | Raise Goal: $500,400



**Regulation:**
Regulation CF



**Target Raise Amount:**
Minimum Amount:   $10,000.20
Maximum Amount:   $500,400



**Share Type:**
Common Stock

Invest In Us

Have Questions?



**Min. investment:**
$100.20



**Company Valuation:**
$5,000,000
(Pre Money Valuation)



**Round Series:**
Seed Round

## Click Here To Invest! Invest today for as little as $100.20

# The Problems That The World Is Facing:

## 70% of The American Diet Is Highly Processed


Processed foods MAKE UP CLOSE TO
70%
OF THE
U.S. diet.
Americans spend
10%
OF THEIR DISPOSABLE INCOME ON
fast food.
THE AVERAGE
American
CONSUMES
130 lbs
OF
PER YEAR
MORE THAN
1/3
OF
In the early 2000s,
60%
OF ALL MIDDLE SCHOOLS AND HIGH SCHOOLS
sold soft drinks in vending machines.

Processed and pre-packaged foods make up close to 70% of the American diet, most of which contains various forms of fats—usually in the form of vegetable and plant seed oils. Fats are a dietary necessity that play a key role in biological processes and immune system functions. Read more...

(Source of Information)

## Chronic Inflammatory Conditions



Chronic inflammation is the end-result and the primary cause of many medical conditions. It's called the silent killer as 6 out of 10 die of chronic inflammatory diseases.

Inflammation is one of the most important processes in the human body. In fact, inflammation is the first line of defense for infections, injuries, and more.

However, inflammation must be regulated by the body or else damage can occur.

Invest Now

# The Opportunity We Currently Have:

## Prescription drug use is at an all-time-high



## The Supplement Market Is Booming

# Total U.S. dietary supplements market size from 2016 to 2024

*(in billion U.S. dollars)*



**Omega Supplements are a Top-Seller**



# The Ability to Manage and Self Test is a Billion

# Dollar Market

**If blood pressure, pulse oxygen monitoring, and blood analysis told us the whole story, heart disease wouldn't be the number one killer in the United States, with over 2000 people dying every day.**

Invest Now


NEWSROOM    SERVICES ⌄    ★ REVIEWS

## Pulse Oximeter Market Size [2023-2029] to Surpa 3.02 Billion by 2029, With 3.6% CAGR

According to Fortune Business Insights, The Pulse Oximeter Market size is a reach USD 3.02 Billion by 2029, the market size was 2.66 Billion in 2021 and i to rise at a CAGR of 3.6%

# Markets We Are Targeting:

**Diabetes Source** - **Wound Healing Source** - **Psoriasis Source** - **Heart Disease Source**

**$327B**

Spent Annually, Treating Diabetes (Stats From CDC)

**$3...**

Estimat... Size ... Tr...

Total Ad...

★ REVIEWS

**We have the ability to shake-up the largest growing healthcare markets <u>in the world</u>. (These are just 4 of the 14 markets we can effectively target)**

# Invest Now

**Minimum Investment - $100.20**

### Click Here To Invest

# Our Products and Solutions:



★ REVIEWS

# Personalized Precision: Non-invasive cardio-testing devices

**Max Pulse:** FDA Cleared, semi-professional, non-invasive Class II Medical Device, with insurance reimbursement codes.

**Smart Pulse:** Patented, pocket-sized cardio and stress self-measurement device.

- ✔ **Early diagnoses of arteriosclerosis, peripheral arterial disease, and those at risk of heart disease, stroke, and other inflammatory issues.**
- ✔ **Utilizing Photoplethysmography (PPG) to evaluate arterial elasticity (and arterial stiffness) in 3 minutes.**
- ✔ **Analysis of blood circulation through large arteries, small arteries, and capillaries.**
- ✔ **Accurate estimation of "biological age" of the arteries the autonomic nervous system for measuring stress.**
- ✔ **20+ year track record and over 200+ published studies.**

# Parent Essential Oils® PEOs

## Vegan & Organic - Cold-Pressed Essential Fatty Acids


Oxygen4life
Liquid
PEOs
Oxygen4life
PEOs

**Vegan Friendly Version of PEOs on the left. PEO capsules are bovine gelatin based**

- ✔20+ Years of direct-to-consumer, doctor, and wholesale sales
- ✔Experiments and patents granted in United States & Canada.
- ✔Vegan-friendly version available. (no gelatin capsule)
- ✔Proven to reverse cardiovascular plaque in experiments.*


PEOs SUPPORT
Appetite
• Less Cravings
• Less Hunger
• Better Appetite Fulfillment
Heart Health
• Flexible Arteries
• Clean Arteries
• Fast Blood flow
• Lower Blood Pressure
• Improves Lipids
Beauty
• Healthier Skin
• Less Dandruff
• Less Cellulite
• Healthier Hair
• Eczema Improved
Diabetes
• Less Sweet Cravings
• Lower Blood Sugar
• Less Neuropathy/ Retinopathy
Anti-inflammation
• Less Arthritis
• Less Joint Pain/Swelling
• Faster Healing
Hormones/Endocrine
• Better Sexual Function
• Smoother Pregnancies
• Less PMS
• Fewer Headaches
Brain Health
• Better Clarity
• Better Focus
• Improved Memory
• Helps Improve ADD & ADHD
Endurance
• More Energy
• Less Fatigue
• Greater Intensity
• Faster Recuperation

*https://aging-matters.com/the-power-of-the-parent-essential-oils-the-peo-solution

★ REVIEWS

# Invest Now


EZTREK
EZTREK
Medical Food
Medical Food

★ REVIEWS

# EZTREK™ - The Medical Food

**Plant-Based and Organic - Cold-Pressed Essential Fatty Acids**

## The First-of-Its-Kind, Patented, Organic Medical Food for the management of an Impaired Delta-6 Desaturase Pathway.

**The patented medical food, EZTREK™ has been shown to provide relief to those with chronic inflammatory diseases from a Delta-6 Desaturase Pathway impairment. Only available under the care of a licensed physician.**

- ✔Specific dietary management for chronic inflammation*
- ✔Compensates for an impaired Delta-6 Desaturase Pathway*
- ✔Granted patents in the United States and Canada
- ✔20+ years in development, following our D2C product "PEOs"

**(EZTREK™ is a plant-based, polyunsaturated oil that is used with a simple measuring spoon to dose patients correctly)**


EZTREK™ is a medical food compensating for impaired Δ-6 desaturase / inflammation as evaluated by your physician.
EZTREK
Medical Food
EZTREK
Medical Food

*Loss of delta-6-desaturase activity as a key factor in aging –September 1981 – https://www.sciencedirect.com/science/article/abs/pii/0306987781900645

# Reviews From Happy Oxygen4Life™, Inc. Customers:

Use the arrows to cycle testimonials

CUSTOM JAVASCRIPT / HTML

### Real Reviews From Real People                                    196 Reviews  〈 〉



*05/12/23*

**Awesom**
*I love the product so much I invested in it.*
**Marc B.**

Investment Perk Package



*04/26/23*

**PEO'S A Great product**
*I have been taking these for a couple years. They help my overall health*
**Trina K.**

O4L PEOs Caps 120 ct.

★ REVIEWS

Powered by

## Click Here To Invest Now

## What Doctors Say About Our Products:

## - Brian N. Vonk, M.D. (Board certified: Internist, C

"Impeccable research and novel insights of sheer genius. This knowledg



• • • • • • • •

**Testimonials may not be representative of the experience of other customers. There is no guarantee of future performance or success. No one was paid for their testimonial.**

Click Here To Invest Now

# Pathways to Profits:

★ REVIEWS

E-commerce and Multi-Channel Marketing



Doctors, Physicians, and Medical Practitioners



Wholesale, Resell, and White Labeling



Sales Representatives



# Company Milestones:

*More achievements & milestones coming soon*

## Jan. 13, 2023

**Day of Launch with DealMaker Securities LLC**

## Jan. 15, 2023

**Minimum requirement of raising $10,000.20 completed**

## Jan. 19, 2023

**Founder & CEO Mike Maunu presents Health Webinar to members of the 'Silicon Valley Health Institute'**

**(Click Here To Watch The Presentation)**

## Feb. 20, 2023

**Company launches their 100,000 Shares of Class B Common Stock with their Give-A-Way Promotion**

## April 4, 2023

**(Stock Give-A-Way Promotion Concludes)**

**1st: Nate Thorne**
**- 50,000 shares of Class B Common**

**2nd: Troy Vanderhoof**
**- 30,000 shares of Class B Common**

**3rd: Andrew Croot**
**- 20,000 shares of Class B Common**

# Company Traction:

- ✅ **Founder has been selling health products since 2002 on a part-time bases using organic traffic and word of mouth, with no advertising for his sole proprietorship.**
- ✅ **Over 1,400+ past customers, medical practitioners, and wholesale resellers**
- ✅ **Numerous websites, landing pages, and marketing funnels**
- ✅ **Existing CRM database, customers & merchant account**
- ✅ **Licensed multiple patents issued for the medicament of cancer, cardiovascular disease, and inflammation.**

- ✅ *Proof of Concept in Humans* - 'Investigating Dietary Lipids With Respect to Arterial flexibility'.
- ✅ Case series study with an ingestible, calibrated formulation of PLANT-BASED LIPIDs (the adjuvant) at a University Wound Healing & Hyperbaric Center.
- ✅ Fourteen published medical reports and three published books on PEOs and the science behind them.

# Click Here To Invest Now

# Investment Packages and Bonuses:

Invest $500 or more to receive a life-time discount and $155 in FREE Oxygen4Life, In products!

**★ REVIEWS**

**All Investments above $500 include:**

- 1 bottle of PEO capsules,
- 1 bottle of PEO liquids,
- 1 bottle of herbal capsules,
- 1 bottle of mineral capsules,
- Informational pdfs,
- Choice between the PEO Solution book or 24-Hour Diet book in digital form! $154.45 Retail Value of Products + book

## $500+

(5% lifetime discount on consumer products)

+

Supplement & Book Package

## $1,000+

(10% lifetime discount on consumer products)

+

Supplement & Book Package

## $2,500+

(5% bonus shares + 15% lifetime discount on consumer products)

+

Supplement & Book Package

## $5,000+

This package includes (1) Zoom call with Founders.

+

(10% bonus shares + 20% lifetime discount on consumer products)

+

Supplement & Book Package *with 2x the amount of product.* $381.35 Retail Value

# $10,000+

A day and dinner with the Founder Team in Scottsdale, AZ. and a one-night stay at a premier Hyatt Hotel.

+

(10% bonus shares + 20% lifetime discount on consumer products)

+

Supplement & Book Package *with 2x the amount of product.* $381.35 Retail Value

*\*Does not include transportation\**

# $25,000+

A day and dinner with the Founding Team in Scottsdale, AZ. We will fly you round-trip from anywhere in the Continental USA and will include a two-night stay at a premier Hyatt Hotel. This also will include the choice of a round of golf or a spa day.

+

(15% bonus shares + 20% lifetime discount on consumer products) - It will include a separate entry on the CAP Table.

+

Supplement & Book Package *with 2x the amount of product.* $381.35 Retail Value

*\*Includes transportation for (1)\**

# $50,000+

A day and dinner for (2) the Founding Team in Scottsdale, AZ. We will fly you round-trip from anywhere in the Continental USA and will include a two-night stay at a premier Hyatt Hotel. This also will include the choice of a round of golf or a spa day.

+

(20% bonus shares + 25% lifetime discount on consumer products) - It will include a separate entry on the CAP Table.

+

Supplement & Book Package *with 2x the amount of product.* $381.35 Retail Value

*\*Includes transportation for (2)\**

**Disclaimers:**

**\* In order to receive perks from an investment, one must submit in a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur after the offering is completed.**

**\*\* Investors will only receive a single bonus, which will be the highest bonus category for which they are eligible.**

**\*\*\* EZTREK™ is only available through a licensed medical practitioner and is not included in the product packages.**

**\*\*\*\* Lifetime discount cannot be combined with any VIP Rewards discount a customer might earn when shopping online. Choose highest discount at time of order.**

**\*\*\*\*\* Discounts are for retail customers only.**

Click Here To Invest Now

# Meet Our Team:

Oxygen4Life's team of experts is experienced in medical sales, marketing, web development, manufacturing, graphic design, order fulfillment, and more. We specialize in providing non-drug remedies that treat the root-cause of problem, not just the symptoms.

**REVIEWS**

**Mike Maunu -
President & Founder**



**\*Click here to learn more about Mike\***

**Alex Maunu -
Co-Founder, Director of video/content**



**\*Click here to learn more about Alex\***

**Dionisio Gomez -
Director of online marketing**



REVIEWS

**\*Click here to learn more about Dionisio\***

**Ryan Cinches -**
**Director of Internet Technology**



**\*Click here to learn more about Ryan\***

**Phil Chavanne -**
**Consultant in Web Design & Analytics**



**\*Click here to learn more about Phil\***

**Cindi Webb -
Director of Training & Onboarding for MD's**



**\*Click here to learn more about Cindi\***

# Click Here To Invest Now

# USE OF FUNDS:

Looking for a unique investment opportunity? Look no further than Oxygen4Life™, Inc.

We were formed in February 2022 with the goal of revolutionizing the health and wellness industry with our cutting-edge products, EZTREK™ and PEOs.

Our team has everything in place for success, including distribution agreements, a GMP-certified manufacturer, warehousing, and an order fulfillment company. Now, we're raising capital to take our brand to the next level.

With your investment, we'll be able to increase our advertising budgets, expand our direct-to-consumer and wholesale marketing efforts, and bring on new team members to help support and scale the company. We have a clear focus on marketing, sales, and securing partnerships with medical practitioners and other retailers.

In addition to growing our ecommerce brand, we'll be implementing systems to consistently promote our products to our target markets and reach a wider audience. Plus, we'll be bringing on additional team members and interns to ensure that we have all the resources we need to meet consumer demand and help our company thrive.

Don't miss out on this exciting opportunity to be a part of something special.

Looking for a unique investment opportunity? Look no further than Oxygen4Life™, Inc.

We were formed in February 2022 with the goal of revolutionizing the health and wellness industry with our cutting-edge products, EZTREK™ and PEOs.

Our team has everything in place for success, including distribution agreements, a GMP-certified manufacturer, warehousing, and an order fulfillment company. Now, we're raising capital to take our brand to the next level.

With your investment, we'll be able to increase our advertising budgets, expand our direct-to-consumer and wholesale marketing efforts, and bring on new team members to help support and scale the company. We have a clear focus on marketing, sales, and securing partnerships with medical practitioners and other retailers.

In addition to growing our ecommerce brand, we'll be implementing systems to consistently promote our products to our target markets and reach a wider audience. Plus, we'll be bringing on additional team members and interns to ensure that we have all the resources we need to meet consumer demand and help our company thrive.

Don't miss out on this exciting opportunity to be a part of something special.

★ REVIEWS

# Expand, Accelerat

REVIEWS

- Grow our Direct-to-consumer pipeline using pa

- Launch an affiliate program turning existing & r

- Launch an autoship program to increase Montl

- Using social media and paid ads to target licen to attend webinars and join our team

- Joint ventures

- Launch our e-learning program for consumers

Why invest In Oxygen4Life Inc?
Our team has decades of combined experienc
Media, Content Creation, Digital Marketing, Pa
The markets we plan on advertising to are $25
EACH, and our competitors don't have anythin
Every dollar put into Oxygen4Life Inc. is a doll
companies that solely push drugs to patients,
never fix the root cause of the issues(s).
★ REVIEWS

# When Would I Ma

Unlike buying a stock in a publicly traded company, when term shareholder. You are also able to invest at very investment

Start-up investments are higher risk but very high reward what you are potentially

There are a few instances in which your If another company buys O4L in an acquisition, you will be equity.

For example: If you own 1% of the company and we are would be worth $1

You could also potentially sell your equity through an Alt held your equity the required length of ti

If the company is successful and decides to pay dividends shares you ow

REVIEWS

**It's pioneers like YOU who can help us pave the way for different results in healthcare.**

**This is a great ground-floor opportunity for you to team up with Oxygen4Life as we move into our next phase of aggressive brand growth.**

**\*Forward looking projections cannot be guaranteed\***

Invest Now

# Frequently Asked Questions:

CUSTOM JAVASCRIPT / HTML

+ What is Regulation CF?

+ Why invest in startups?

+ How much can I invest?

+ What qualifies as an accredited investor?

+ How do I calculate my net worth?

+ Who can invest in a Regulation CF Offering?

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

+ Can I sell my shares?

+ How can I learn more about a company's offering?

+ Can I cancel my investment?

+ How do I contact someone from Oxygen4Life?

★ REVIEWS

Click Here To Invest Now

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# Whitepapers and Evidence:



## Adulterated vs un-adulterated Omegas

*Distinguish between the effects of unadulterated (natural) forms of parent omega-6 (Linoleic Acid "LA"), versus adulterated (chemically altered) forms is vital to truly understand the beneficial effects of essential fatty acids on the cardiovascular system.*

**Click To View ≪**



## Importance of Digital Pulse Wave Analysis

*Measurements for early cardiovascular changes are rarely performed, causing undertreatment of cardiovascular complications. Early detection and treatment of cardiovascular complications can result in reversibility of cardiac abnormalities*

**Click To View ≪**



# The I.O.W.A. Study

*Long-term PEO supplementation was evaluated in thirty-four (34) subjects. Results showed the average improvement in arterial flexibility was a 9 year improvement, meaning the average subject using PEOs had <u>the vascular system of someone almost a decade younger.</u>*

**Click To View ≪**



★ REVIEWS

# Private Clinical Study

*Lead patient had a cardiac calcium score decrease by 20% and the only thing it could be attributed to was the PEOs he started taking for cancer prevention. (Study from a radiology practice which provides CT, MRI, PET and Ultrasound examinations. )*

**Click To View ≪**

# Click Here To Invest Now

- Home
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**Popular Products:**

- ≫ **Parent Essential Oils® PEOs**
- ≫ **Chelated Minerals**
- ≫ **Herbal Detoxifers**
- ≫ **Smart Pulse™**



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These statements have not been evaluated by the Food and Drug Administration. These products and statements are not intended to diagnose, treat, cure or prevent any disease or illness. These statements should not be taken as medical advice, you should always consult your doctor before making any health changes, decisions and/or drawing any health conclusions.

This site is not a part of the Facebook website or Facebook Inc. Additionally, This site is NOT endorsed by Facebook in any way. FACEBOOK is a trademark of FACEBOOK, Inc.

**1. E. Wainwright, Y. S. Huang, et al., "The Effects of Dietary n-3/n-6 Ratio on Brain Development in the Mouse: A Dose Response Study with Long-Cha n-3 Fatty Acids," Lipids, vol. 27, no. 2, pp. 98-103, 1992; W. E. M. Lands, et al., "Quantitative effects of dietary polyunsaturated fats on the compositio fatty acids in rat tissues," Lipids, vol. 25, no. 9, pp. 505-516, 1990.**

**2. C. V. Felton, et al., "Relation of Plaque Lipid Composition and Morphology to the Stability of Human Aortic Plaques," Arteriosclerosis, Thrombosis, and Vascular Biology," Vol. 17, No 7, 1997, pp. 1337-1345.**

* **https://www.health.harvard.edu/heart-health/new-insights-about-inflammation**

★ REVIEWS

Oxygen4Life, Inc. is offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Title III of the JOBS Act and Regulation CF. A copy of the Form C that forms a part of the Offering Statement may be obtained from: Form C

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

## Attributes:

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**EXHIBIT D TO FORM C**

**INVESTOR VIDEO TRANSCRIPT**

**(see attached)**

# Investor Video - Transcript

[00:00:00] Do you have a loved one or know somebody who suffers from cancer, heart disease, diabetes, neuropathy, or other painful inflammatory diseases, maybe even you, yourself, have suffered from these types of diseases. These conditions affect the lives of millions of people each and every year, and despite modern medicine's, best attempts to combat these conditions, nothing seems to be truly working.

However, what if I told. That all these extremely deadly illnesses have one single commonality. You'll understand exactly what I'm talking about in just a second, and how you can help us, help those suffering from these deadly diseases. Hi, my name is Mike Maunu and I'm the founder of Oxygen for Life. It's been known and published since the 1930s that this one single thing

That makes up 70% of the US diet would be the root cause of diseases and illnesses such as cancer, heart disease, diabetes, and much more. What is it? It's the [00:01:00] cooking oil you have in your kitchen and the processed fats in most of the foods that we consume each and every day and seems like more of them. And no, this is not a rant about fats and oils.

In fact, the opposite fats are one of the most important nutrients that you need each and every single day. You see, we've been mistaught to think that fat is bad for us, when in reality it's the quality of the fats that is crucial to your health and wellbeing. For example, most vegetable oils in the marketplace have been either extracted using chemicals and extreme heat, or have been hydrogenated to make them more shelf stable and prevent spoiling.

In doing so, they essentially become highly toxic and oxygen resistant when you put these oils into your body. They become incorporated into your trillions of cells and into every lipid cell membrane. This affects their permeability, which makes them more resistant to oxygen and increases inflammation.

Obviously, [00:02:00] not a good thing, however, don't take my word for it. Here are just a few quotes from the medical journals. Way back in 1939, it was published cotton seed oil, which was processed with hydrogen. Was associated with increased skin cancer, American Journal of Cancer. In 1939 and in 1956 in the Premier Journal, The Lancet.

It was published that hydrogenation from the modern food industry predicted to cause massive heart disease. And guess what it looks like both of these have come true. In fact, in 1990 in the Journal of Lipids, it was published, lipids are the number one modifiable variable in tissue composition with the potential to impact our healing.

There are literally hundreds of studies about the danger of processed oils posted in major medical journals, attesting to this fact for almost every major disease and illness.

 Our-product's first patent was Issued in 2010 as a fatty acid supplement, and a medicament that [00:03:00] promotes optimal cellular health and wellbeing, and our most recently released patented medical food Eztrek. That addresses systemic inflammation, common in cancer, cardiovascular disease, and most other diseases and. Now medical foods, unlike supplements you buy in a health food store, allow us to make medical claims if they are intended for a specific dietary management of a disease or condition for which distinctive nutritional requirements based on recognized scientific principles are established by medical evaluation and only available through a licensed medical practitioner.

With 20 plus years of success in the marketplace with our precursor product, our new medical food, clinical results, published papers involving multiple health modalities and our marketing team, we knew the time was now. You see, I've been a serial entrepreneur the past 45 years as a business owner consultant in the past 20 years, coaching other business owners on how to grow and scale their.

In fact, our existing team is [00:04:00] experienced in sales, marketing, social media, lead generation, and in growing revenues. Oxygen4life benefits from not having any research and development costs, inventory and warehousing needs due to our relationship with our manufacturer. In fact, we will be generating income at the completion of this crowdfunding raise from day one because of.

It will entail the successful completion of the crowdfund raise. We will transfer over 1,400 existing customers, doctors, resellers, websites, CRM, database, and other IP to the recently formed 'Oxygen4Life Inc.'. Our reason for raising funds now is specifically to raise money for marketing and setting up systems and processes to grow our direct to consumer and direct to doctor business.

We are the first to have no real competition as there is no other medical food that we know of that manages and impaired Delta-6 Desaturates Pathway. Fish oil, and other supplements can't make any of these medical claims and they don't work. Our only competition would be [00:05:00] drug companies and their products and drugs block and impede and never correct the problem.

And as we all know, have tremendous side effects. So, if you'd like to help us change the world, one person and one doctor at a time, please read our campaign page, ask questions, and join our team by investing in us and helping get the word out. Thank you very much, and make sure and share this with others as well.

Have a great day.

**EXHIBIT E TO FORM C**

**SUBSCRIPTION PROCESS**

**(see attached)**

**EXHIBIT F TO FORM C**

**CORPORATE DOCUMENTS**


**(see attached)**

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:12 PM 02/25/2022
FILED 04:12 PM 02/25/2022
SR 20220733088 - File Number 6642439

# CERTIFICATE OF INCORPORATION

**Article 1.** The name of the corporation is Oxygen4Life, Inc. ("**Oxygen4Life**").

**Article 2.** The name and address of Oxygen4Life's registered office in the State of Delaware are: Gust Delaware, Inc., 16192 Coastal Highway, Lewes, Delaware 19958 (Sussex County).

**Article 3.** The purpose of Oxygen4Life is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware ("**GCL**").

**Article 4.** Oxygen4Life is authorized to issue 10,000,000 shares of capital stock, all "Common Stock", with a par value of $0.00001 per share.

**Article 5.** Per GCL §141, the business and affairs of Oxygen4Life shall be managed by its Board of Directors (the "**Board**"), except as may be provided by this Certificate and its Bylaws. Elections of Directors need not be by written ballot. The initial Board may be appointed by written action of the Incorporator, after which subsequent Boards shall be elected at Oxygen4Life's annual stockholder meetings or by written consent in lieu of annual meetings, pursuant to GCL §211.

**Article 6.** Per GCL §109, the Incorporator shall adopt the initial Bylaws of Oxygen4Life, after which the Board is expressly authorized to make, amend or repeal its Bylaws.

**Article 7.** Directors shall not be personally liable to Oxygen4Life or its stockholders for monetary damages for breach of fiduciary duty as a Director, except as may be limited by the GCL. As of the date of this Certificate, GCL §102(b)(7) does not allow a waiver of liability: (i) for any breach of the Director's duty of loyalty to Oxygen4Life or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under GCL §174; or (iv) for any transaction from which the Director derived an improper personal benefit.

**Article 8.** Oxygen4Life shall indemnify and advance expenses for any party to a threatened, pending, or completed action, suit, audit, investigation, or other proceeding, including those in the right of Oxygen4Life, by reason of such person's role as an Incorporator, Director, or Officer of Oxygen4Life. The foregoing applies to the full extent permitted by GCL §145, does not apply to any role such person may have as employee or agent, and is cumulative with rather than in place of any other indemnification rights they may have.

**Article 9.** Amendments to this Certificate or the GCL shall not eliminate or reduce any waiver or indemnification obligations under Articles 7 and 8 with respect to circumstances, known or unknown, existing as of the time of such amendment.

**Article 10.** The Incorporator is Mike Maunu, whose mailing address is: 30 N Gould, Suite 6994, Sheridan, Wyoming 82801.



Mike Maunu, Incorporator

February 24, 2022

Date

***

Certificate of Incorporation Application
Date: February 24, 2022
Id: 62f7ea3e2576840004baf1e4
Hash: 3404216c6f9d69cf3dbf80cf30cf8077b25899b01cc41ec917c1e94823c9d0db

# CERTIFICATE OF INCORPORATION

**Article 1.** The name of the corporation is Oxygen4Life, Inc. (" **Oxygen4Life**").

**Article 2.** The name and address of Oxygen4Life's registered office in the State of Delaware are: Gust Delaware, Inc., 16192 Coastal Highway, Lewes, Delaware 19958 (Sussex County).

**Article 3.** The purpose of Oxygen4Life is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware ("**GCL**").

**Article 4.** Oxygen4Life is authorized to issue 10,000,000 shares of capital stock, all "Common Stock", with a par value of $0.00001 per share.

**Article 5.** Per GCL §141, the business and affairs of Oxygen4Life shall be managed by its Board of Directors (the "**Board**"), except as may be provided by this Certificate and its Bylaws. Elections of Directors need not be by written ballot. The initial Board may be appointed by written action of the Incorporator, after which subsequent Boards shall be elected at Oxygen4Life's annual stockholder meetings or by written consent in lieu of annual meetings, pursuant to GCL §211.

**Article 6.** Per GCL §109, the Incorporator shall adopt the initial Bylaws of Oxygen4Life, after which the Board is expressly authorized to make, amend or repeal its Bylaws.

**Article 7.** Directors shall not be personally liable to Oxygen4Life or its stockholders for monetary damages for breach of fiduciary duty as a Director, except as may be limited by the GCL. As of the date of this Certificate, GCL §102(b)(7) does not allow a waiver of liability: (i) for any breach of the Director's duty of loyalty to Oxygen4Life or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under GCL §174; or (iv) for any transaction from which the Director derived an improper personal benefit.

**Article 8.** Oxygen4Life shall indemnify and advance expenses for any party to a threatened, pending, or completed action, suit, audit, investigation, or other proceeding, including those in the right of Oxygen4Life, by reason of such person's role as an Incorporator, Director, or Officer of Oxygen4Life. The foregoing applies to the full extent permitted by GCL §145, does not apply to any role such person may have as employee or agent, and is cumulative with rather than in place of any other indemnification rights they may have.

**Article 9.** Amendments to this Certificate or the GCL shall not eliminate or reduce any waiver or indemnification obligations under Articles 7 and 8 with respect to circumstances, known or unknown, existing as of the time of such amendment.

**Article 10.** The Incorporator is Mike Maunu, whose mailing address is: 30 N Gould, Suite 6994, Sheridan, Wyoming 82801.



_____          February 24, 2022
Mike Maunu, Incorporator                                          Date

***

Certificate of Incorporation Application
Date: February 24, 2022
Id: 6217ea3e2576840004baf1e4
Hash: 3404216c6f9d69c13dbf80c130cf8077b25899b01ee41ec917c1e94823c9d0db

**ACTION BY THE INCORPORATOR**

**OF**

**OXYGEN4LIFE, INC.**

March 28, 2022

In accordance with §108(a) of the General Corporation Law of Delaware the undersigned, by signing this document, hereby takes the following Actions, making the acknowledgements and enacting the resolutions in each:

## Action 1. Incorporation status

**Acknowledged**, that the undersigned is sole Incorporator (the "**Incorporator**") of Oxygen4Life, Inc. ("**Oxygen4Life**"), and that the undersigned has filed Oxygen4Life's Certificate of Incorporation with the state of Delaware.

**Acknowledged**, that other than the foregoing, the undersigned has as of the making of this action taken no corporate actions on behalf of Oxygen4Life, and is not an Officer, Director, or otherwise an agent of Oxygen4Life.

## Action 2. Bylaws

**Resolved**, that the attached Bylaws are adopted as the Bylaws of Oxygen4Life.

## Action 3. Appointment of Director

**Resolved**, that effective immediately the Board of Directors is to comprise of a single person, to serve until their successor is duly elected and qualified.

**Resolved**, that Mike Maunu is appointed to serve as the single Director of Oxygen4Life.

## Action 4. Resignation

**Resolved**, that effective immediately upon appointment of the Board as set forth above, the undersigned resigns, and is to have no further obligations or responsibilities as Incorporator.

*Executed electronically by the Incorporator of Oxygen4Life as of the date indicated above.*



| | |
|---|---|
| Mike Maunu, Incorporator | March 28, 2022<br>Date |

***

Action by the Incorporator
Date: March 28, 2022
Id: 624128556cb72f0004836046
Hash: cb67a31f0185b38cb0aafbe3188f4a0e0beda9fdb73edf760ac55124f3e3e838


**FIRST ACTION BY THE BOARD OF DIRECTORS**

**OF**

**OXYGEN4LIFE, INC.**

March 28, 2022


In accordance with §108(c) and §141(f) of the General Corporation Law of Delaware ("**GCL**") the undersigned, sole member of the Board of Directors (the "**Board**"), by signing this document, hereby takes the following Actions on behalf of Oxygen4Life, Inc. ("**Oxygen4Life**"), making the acknowledgements and enacting the resolutions in each:

## Action 1. Ratification of Action by the Incorporator

**Acknowledged**, that the undersigned, in the role of "Incorporator", adopted the bylaws of Oxygen4Life (the "**Bylaws**"), which in turn establish the Board, and appointed the undersigned to serve as its initial Director, whereupon the undersigned resigned from the position of Incorporator, all by a written "Action by the Incorporator."

**Resolved**, that the foregoing, and all other acts of the Incorporator, are ratified, and that the undersigned is hereby discharged from any further liabilities or duties to Oxygen4Life in the role of Incorporator.

**Resolved**, that Oxygen4Life shall indemnify and hold harmless the Incorporator from any liability incurred in the past, existing now, or arising in the future, with respect to organizing Oxygen4Life.

## Action 2. Appointment of Officers

**Resolved**, that per GCL §142, and Section 3.1 of the Bylaws, the following persons are elected as the original "**Officers**" of Oxygen4Life, each to serve until their successor is appointed by the Board.

- Mike Maunu, President and CEO
- Mike Maunu, Secretary
- Mike Maunu, Treasurer

**Resolved**, that the CEO is authorized to appoint, supervise, and remove additional subordinate officers, agents, and employees of Oxygen4Life.

## Action 3. Powers of Officers

**Resolved**, that Oxygen4Life's Officers are authorized to sign and deliver any agreement in the name of Oxygen4Life, to otherwise obligate Oxygen4Life in any respect relating to matters of its business, and to delegate such authority (and any other authority conferred by this Action) to other Officers and agents of Oxygen4Life at the Officers' discretion.

**Resolved**, that Oxygen4Life's Officers are to have such other duties as may be assigned or delegated to them by the GCL, the Bylaws, the Board, the Oxygen4Life's Certificate of Incorporation, and the CEO.

**Resolved**, that the powers of the Officers shall be limited by, and exercised within, any general budgets and general guidelines that may be approved by the Board, as well as specific limitations the Board may impose on the powers of Officers from time to time.

### Action 4. Stock Grants

**Acknowledged**, that GCL §152 permits company boards of directors to authorize specific grants of stock.

**Resolved**, that the Board believes it is advisable and in the best interests of Oxygen4Life and its stockholders to attract and retain the best available founders, employees, officers, board members, strategic partners, contractors, advisors, and other individuals and organizations who may work with Oxygen4Life as service providers, by giving them the opportunity to acquire shares of Oxygen4Life's stock as rewards for contributing to the growth and profitability of and for otherwise helping Oxygen4Life.

**Resolved**, that the Board believes in good faith that the fair market value of Oxygen4Life's common shares is the par value of $0.00001 per Share, in light of the assets and liabilities, business prospects, relative uncertainty, and financing history of Oxygen4Life at this time.

**Resolved**, that the price paid for all stock grants shall equal $0.00001 per Share, until and unless the Board by further resolution determines a new fair market value or formula for determining said value.

**Resolved**, that the Board approves, authorizes, and ratifies use of Oxygen4Life's form Stock Grant Notice, Stock Purchase Agreement, and Stockholder Agreement, along with such other forms, notices, and documents as the officers of Oxygen4Life have seen fit to include, including as may be applicable a consent of spouse (all such documents together, the "**Grant Documents**"), with respect to any and all stock grants and that each future grant of stock shall be conditioned on mutual execution by Oxygen4Life and the person receiving the grant of these and any other applicable Grant Documents.

**Resolved**, that the CEO is authorized to sign and make such addenda and modifications to the Grant Documents as the CEO deems appropriate, and to extend engagement agreements on behalf of Oxygen4Life promising stock grants.

**Resolved**, that all stock grants shall be conducted so as to qualify for any applicable state exemptions regarding registration of the sale of securities, and that the officers of Oxygen4Life are authorized to qualify, register, or file all requisite papers and documents, or perform any other acts they deem necessary or advisable to comply with applicable state laws regarding stock grants.

**Resolved**, that the CEO is authorized and directed to send a written notice to record owners of shares of uncertificated stock in accordance with the GCL.

### Action 5. Fiscal matters

**Resolved**, that the fiscal year of Oxygen4Life shall end on December 31 of each year.

**Resolved**, that the Officers are authorized and directed to open and manage bank accounts in the name of Oxygen4Life for management of the company's funds.

**Resolved**, that the Officers are authorized to pay and reimburse any organizational expenses, and other approved expenses, incurred by any officers, employees, and agents of Oxygen4Life, including without limitation expenses incurred prior to the incorporation.

### Action 6. Online records

**Resolved**, that as permitted by its Bylaws, Oxygen4Life shall maintain its corporate books and records, including its minute book, online, and that all other books and records, certificates, registrations, recordations, actions (including among other things consents, acknowledgements, resolutions, waivers, votes, and ballots), minutes, signatures, and notices, whether or not described in its Bylaws, may also be made, delivered, executed, and stored online.

**Resolved**, that the Officers are authorized and directed to select one or more service providers for all actions of the shareholders and Board, as well as providing notices and keeping records with respect to those actions, and to approve such service's policies as those of Oxygen4Life for authenticating, counting, and recording such actions, including gathering information from which it can be determined that the consent or vote in question was authorized by the Director, stockholder, or proxy of the stockholder, in question, and for maintaining contact information for each Officer, Director, and stockholder. Such actions shall be deemed electronic transmissions made as of the date recorded or otherwise indicated by such service provider, need not be printed out, and need not be recorded, delivered, or stored, in paper form.

**Resolved**, that all shares of Oxygen4Life shall be uncertificated as permitted by the GCL and Bylaws, and that Oxygen4Life's ledger of shareholders shall be maintained by the online service chosen by the Officers, provided that Oxygen4Life may, in consultation with legal counsel, issue certificated shares or other forms or acknowledgements of share ownership for any class or series if deemed advisable.

**Resolved**, that all applications, filings, and other documents that the Officers are authorized to make by this Action and otherwise may be performed by the online document service chosen by the Officers.

## Action 7. Other management items

**Resolved**, that the Officers are authorized and directed to apply for a U.S. Federal ID number, and make any state and local business registrations, government filings, qualifications, and licenses to do business or practice trades that they deem useful and necessary for Oxygen4Life.

**Resolved**, that all applications, filings, and other documents that the Officers are authorized to make by this Action may be performed by the online document service chosen by the Officers.

**Resolved**, that the Officers are authorized and directed to open a principal executive office, and such other offices as they deem useful for operation of Oxygen4Life's business and the convenience of its Officers and employees.

## Action 8. Omnibus resolutions

**Resolved**, that all actions taken heretofore by the Officers and Directors of Oxygen4Life with respect to all matters contemplated by the foregoing resolutions and the transactions contemplated thereby are hereby approved, adopted, ratified, and confirmed.

**Resolved**, that the Officers are authorized and directed to take such other actions and sign such other documents as may be necessary or advisable to carry out the intent and accomplish the purposes of the foregoing resolutions.

*Executed electronically by the Board of Oxygen4Life as of the date indicated above.*



| | |
|---|---|
| Mike Maunu, Board Member | March 28, 2022 |
| | Date |

# ADDENDUM

## Stock Grant Notice

{**Grantee Name**}
*by electronic delivery*

Dear {**Grantee Name**}:

By this notice, Oxygen4Life, Inc. ("**Oxygen4Life**") grants {**Grantee Name**} ("**You**") the opportunity to purchase shares of its Common Stock, according to the following terms.

## Action 1. Stock Grant

| | |
|---|---|
| Grant Shares | {——} of Common Stock |
| Stock Grant Date | {**Month Day, Year**} |
| Purchase Price per Share | ${——} |
| Total Purchase Price | ${——} |

## Action 2. Vesting Schedule

{**If Vesting**}

| | |
|---|---|
| Shares Subject to Vesting | All {——} shares |
| Vesting Start Date | {**Month Day, Year**} |
| Vesting Interval | Monthly |
| Vesting Period | {——} Months |
| Cliff Date | {**Month Day, Year**} ({——} Months) |
| Shares Vested on Cliff Date | {——} |
| Shares per Vesting Date (after Cliff) | {——} |
| Acceleration Events | {**Single Trigger/Double Trigger**} |
| Milestones | None |

{**If fully vested**}
All shares are fully vested upon grant.

## Action 3. Other

| | |
|---|---|
| Non-cash Payment? | If arranged with Oxygen4Life |

## Action 4. Description

This Stock Grant Notice sets key terms of your stock grant, with more specific terms and conditions in the Stock Purchase Agreement and Stockholder Agreement that follow.

Ownership of Oxygen4Life's stock is also governed by the company's Certificate of Incorporation and Bylaws, which are available by link and may be requested at any time from Oxygen4Life.

Your stock-related documents and agreements stand apart from any employment, consulting engagement, or other relationship you may have with Oxygen4Life, and any other compensation you may receive with respect to your relationship with Oxygen4Life. This stock grant, by itself, does not establish any initial or ongoing right of employment or engagement by Oxygen4Life, or affect in any way any right you or Oxygen4Life may have to terminate your employment or engagement.

## Action 5. Vesting {If Vesting}

Vesting will be keyed to your ongoing relationship as a "Service Provider" to Oxygen4Life as described in the Stock Purchase Agreement. How many shares of stock you may keep, if any, will depend on how long you remain with the company. You may keep all of your vested shares as of the date you leave, but Oxygen4Life can and probably will reclaim all unvested shares by repurchasing them at the same per-share price you originally paid.

## Action 6. Taxes

There are some financial and tax implications of purchasing stock so you should also take the time to consult any tax planner or financial advisor you work with.

{**If Vesting**}
Most grantees who purchase stock subject to vesting choose to make what is known as an 83(b) tax election. To make this election, print out, sign, and file the 83(b) election form with the IRS, as explained in the accompanying instructions.

## Action 7. Execution

You must sign this notice, agreeing to the attached documents, pay in the Total Purchase Price set forth above, and return the spousal consent described below if you are married, as conditions for receiving your shares. Oxygen4Life may retract or modify this notice at any time until you have done so, and it will also expire should you leave Oxygen4Life before signing, or never join.

*By executing this Stock Grant Notice, you and Oxygen4Life agree to and accept the terms of the SPA and the Stockholder Agreement, and agree that your Grant Shares will be subject to the terms and conditions thereof, as well as Oxygen4Life's Certificate of Incorporation and Bylaws, all of which are attached in current form to this Stock Grant Notice. You further represent that you have read and are familiar with these agreements, including all of the transfer restrictions and other provisions of these documents as they apply to your Grant Shares.*

ADDENDUM


## Stock Purchase Agreement

This Stock Purchase Agreement (this "**SPA**") is a binding agreement between Oxygen4Life, Inc. (" **Oxygen4Life**"), and {**Grantee Name**} ("**You**"), with respect to your ownership of shares of Oxygen4Life Common Stocks (your " **Shares**").


### Action 1. Issuance and sale of shares

**1.1. Issuance.** By signing the notice to which this SPA is attached (the " **Stock Grant Notice**") you purchase, and Oxygen4Life issues and sells to you, as of the date indicated in the Stock Grant Notice (the "**Issuance Date**"), the number of common shares set forth in the Stock Grant Notice.

**1.2. Consideration.** The per-share price (the "**Purchase Price per Share**") and total consideration (the "**Total Purchase Price**") for your Shares are as indicated in your Stock Grant Notice.

**1.3. Acknowledgement.** Issuance of the Shares shall be effective immediately as of the Issuance Date, and is contingent upon: (a) you and Oxygen4Life signing the Stock Grant Notice, and thereby becoming parties to this SPA and to the agreement among the stockholders of Oxygen4Life (the "**Stockholder Agreement**") that is also attached to the Stock Grant Notice, (b) if you are or will be married as of the Issuance Date, your spouse's execution of a spousal consent form, and (c) Oxygen4Life recording in its books that you have signed the Stock Grant Notice and paid the Total Purchase Price. If for any reason payment is not received or recognized (for example, due to a mistake or a bounced check), Oxygen4Life may nevertheless deem the transaction to be complete and your shares validly issued and paid for, with this SPA to be deemed a personal Promissory Note from you to Oxygen4Life with respect to any balance owing, which balance is due immediately and in full. Alternately, Oxygen4Life may rescind its offer to grant stock to you at any time before these documents are signed and the stock is paid for.


### Action 2. Paperless stock records

**2.1. No certificates.** Your Shares are "**Uncertificated**" per §158 of the Delaware Corporation Law. Barring anything to the contrary in Oxygen4Life's Bylaws or other corporate documents, its arrangement with you, or state law, Oxygen4Life will not provide official stock certificates, and any paper or electronic representations of certificates Oxygen4Life provides are for illustration only.

**2.2. Electronic records.** Share ownership is recorded in Oxygen4Life's electronic books and records, which may be kept online, and evidenced by its store of signed documents and its electronic ledger of shareholders. Share assignments/transfers, encumbrances, repurchases, and other changes in stock ownership and terms of ownership may be made by documents signed physically or electronically, or by automatic operation of the terms of this SPA and other agreements. These matters will be recorded as updates to Oxygen4Life's electronic shareholder ledger.


### Action 3. Vesting (the Repurchase Right)

**3.1. Preliminary definitions.** At any given time some or all (or potentially, none) of your Shares are "**Vested Shares**", meaning you are entitled to keep them if you leave, and the rest if any are "**Unvested Shares**", meaning Oxygen4Life has a right (the "**Repurchase Right**") to reclaim them. The process by which Unvested Shares become Vested Shares over time, called "**Vesting**", is an incremental lapse over time of the Repurchase Right with respect to your Unvested Shares. As they are released from the Repurchase Right, Unvested Shares thereby become Vested Shares.

**3.2. Description of Vesting.** Your Stock Grant Notice, in addition to describing the number and price of your Shares, contains your "**Vesting Schedule**", if any. Vesting is to commence on any "**Shares Subject to Vesting**" on the "**Vesting Start Date**" and occur thereafter at a "**Vesting Interval**" on regularly scheduled "**Vesting Dates**" during the "**Vesting Period**", each as specified in the Vesting Schedule. The schedule may specify a preliminary " **Cliff**" during which Vesting is deferred, conditions such as milestones to be satisfied ("**Vesting Conditions**") in order for some or all of the scheduled Vesting to occur, and other conditions ("**Acceleration Conditions**") for the early Vesting ("**Acceleration**") of some or all remaining Unvested Shares.

**3.2.1. Default terms.** Unless otherwise specified in your Stock Grant Notice's Vesting Schedule or by another written instrument signed by you and Oxygen4Life: (a) all of your Shares are Shares Subject to Vesting, (b) your Vesting Start Date is the first day of the month following the Issuance Date, (c) your Vesting Period is 48 months, (d) Vesting Dates occur on a monthly Vesting Interval on the first calendar day of each month, starting with the month after your Vesting Start Date, (e) Vesting is on a "straight line" basis, meaning that the number of Shares to Vest on each Vesting Date equals the number of Shares Subject to Vesting divided by the total number of Vesting Dates during the Vesting Period, (f) there is a one-year Cliff, (g) there are no Acceleration Conditions, (h) if Acceleration Conditions are specified but the amount is not stated, the amount of accelerated vesting will be 50% of Unvested Shares as of the meeting of those conditions, and (i) there are no Vesting Conditions other than that you must remain a Service Provider to Oxygen4Life on the applicable Vesting Dates for Vesting to occur, as described below.

**3.2.2. Vesting Cliff.** Should your Vesting Schedule specify a Cliff, then any Shares that would otherwise Vest beginning on the Vesting Start Date and continuing for the duration of the Cliff, will remain Unvested until the end of the Cliff, at which time if you are still a Service Provider they and any other Shares for which Vesting was similarly delayed will all Vest at once. Solely for purposes of illustration, and barring any provisions to the contrary, if you were granted 960 Shares subject to a monthly Vesting Interval during a 48-month Vesting Period with a 12-month Cliff, then no shares would Vest until the 12th Vesting Date, at which time 240 Shares would Vest, followed by 20 shares each month for the remaining 36 Vesting Dates.

**3.2.3. Pre-vested Shares.** The Repurchase Right does not apply to Shares specified as "pre-vested" (or similar terms), or that are otherwise not Shares Subject to Vesting. Further, should the Vesting Schedule specify Vesting Dates that would occur before the Issuance Date, then without otherwise changing the formula set out in this 3.2, any Shares that would have Vested but for the fact that they were not yet issued are to be pre-vested upon issuance.

**3.2.4. Milestones and Vesting conditions.** If your Vesting Schedule contains Vesting Conditions, then unless otherwise specified: (a) Oxygen4Life's officers and Directors will determine in good faith whether the applicable conditions have been met and, if not, whether it is possible they can be met in the future; (b) if Oxygen4Life's officers and Directors determine that it is no longer possible to meet the Vesting Conditions for a particular group of Shares (for example, after a milestone deadline has passed), those shares may be repurchased by Oxygen4Life as described in 3.6.9 below; and (c) if the Vesting conditions for a particular group of Shares is met during a Cliff period, their Vesting will be delayed until the end of the Cliff period per the provisions of 3.2.2.

**3.2.5. Vesting Acceleration.** If your Vesting Schedule includes Acceleration Conditions, then the specified number, percentage, or other measure of Unvested Shares that are scheduled to Vest on future Vesting Dates will instead Vest immediately upon Oxygen4Life's officers and Directors determining that those conditions have been met. Unless otherwise specified: (a) in the event of an Acceleration event the number of Unvested Shares to Vest on each remaining Vesting Date and Vesting Condition is to be proportionately reallocated so that Shares will continue to Vest on the same Vesting Schedule, only in fewer numbers; and (b) Vesting due to an Acceleration Condition that is met during a Cliff period will not be delayed until the end of the Cliff per the terms of 3.2.2.

**3.2.6. Fractional shares.** To avoid the Vesting of fractional Shares, the number of Shares to Vest on each Vesting Date will be truncated to the next lower whole number of Shares. Make-up Shares equal to the accumulated total of truncated fractional Shares will Vest, as necessary, at the end of your Cliff period if you have one, and again at the end of your Vesting Period, if you remain with Oxygen4Life.

**3.3. Service Provider requirement.** Shares continue to Vest as long as you remain a "**Service Provider**" to Oxygen4Life without interruption as of the scheduled Vesting Date. If you cease to be a Service Provider for any reason (your "**Termination**") there will be no further Vesting of your Shares following the day of your Termination, notwithstanding any other provision of your Vesting Schedule, even if all other conditions for Vesting or Acceleration are met. You are considered a Service Provider so long as one or more of the following conditions apply:

**3.3.1. Employee.** If you are an employee of Oxygen4Life, any parent or subsidiary (directly or by an unbroken chain of companies with each parent owning stock amounting to 50% or more of the total combined voting power of all classes of stock in the next subsidiary in the chain), successor, or company having 50% or more common ownership as Oxygen4Life (collectively, "**Oxygen4Life Companies**"), either by contract or according to the "statutory employee" laws of the prevailing jurisdiction in which you are working for Oxygen4Life ("**Employment Laws**");

**3.3.2. Contractor.** If you are actively engaged under and within the term of an agreement to provide regular services to any of the Oxygen4Life Companies as a consultant or independent contractor and are compensated for such services;

**3.3.3. Officer, director, or advisor.** If you are currently engaged formally by contract or written designation as an officer, director, or advisor to any of the Oxygen4Life Companies, whether compensated or not;

**3.3.4. Temporary leave.** If you are on sick leave, military leave, family leave, disability leave, or any other temporary leave of absence, provided that your leave is approved in advance by Oxygen4Life and is for a period of not more than 90 days, except that neither Oxygen4Life's approval nor the 90-day limit apply in the event reemployment is guaranteed by contract or statute and you inform Oxygen4Life promptly of the circumstances of your leave and intended return; or

**3.3.5. Transition.** If you are on a temporary leave or transition involving a transfer between work locations, from one Service Provider role to another, or between one Oxygen4Life Company and another Oxygen4Life Company, or a combination of the foregoing, provided that the leave or transition is mutually agreed to in advance and is completed with a lapse of no more than 90 days.

**3.4. Representative as a service provider.** If your Grant Notice identifies another party as being the Service Provider for Vesting purposes, then 3.3 shall be interpreted with respect to the ongoing status of that person, not you, as a Service Provider to Oxygen4Life.

**3.5. Company service providers.** If the party identified as "you" (or your representative for Vesting purposes, if applicable) are a company or other business organization, then Service Provider status as described in 3.3 is a matter of the company being a contractor or consultant to Oxygen4Life as set forth in 3.3.2 or an advisor as set forth in 3.3.3.

**3.6. Repurchase.** If you cease to be a Service Provider for any reason, then in addition to the cessation of Vesting per 3.3, Oxygen4Life or its designee(s) shall have a Repurchase Right during the 90 day period that follows (the "**Repurchase Period**") to buy back some or all of your Unvested Shares at the lesser of: (a) your original Purchase Price per Share, or (b) their fair market value as determined by Oxygen4Life's Board of Directors, without taking into account the Repurchase Right.

**3.6.1. Time period.** Oxygen4Life may exercise its Repurchase Right from time to time within the Repurchase Period with respect to some or all of your Unvested Shares by giving notice to you of its doing so.

**3.6.2. Payment.** Oxygen4Life will promptly pay you for any of your Shares that it repurchases, in cash equivalent or cancellation of indebtedness.

**3.6.3. Automatic exercise.** Unless Oxygen4Life notifies you otherwise in writing, Oxygen4Life shall be deemed to exercise the Repurchase Right with respect to all of your Unvested Shares at the end of the last day of the Repurchase Period.

**3.6.4. Automatic effect.** Share repurchases under the Repurchase Right take place automatically upon exercise and will be recorded in Oxygen4Life's books with no further action required by you or Oxygen4Life. You and Oxygen4Life agree that the repurchase price is full and fair consideration for the Shares, that if not immediately paid, the debt arising from Oxygen4Life's promise and obligation to make such payment constitutes such consideration, and that your sole right following exercise of the Repurchase Right with respect to any Unvested Shares is your right to receive the repurchase price in respect of those shares.

**3.6.5. No obligation.** Oxygen4Life's right to repurchase your Shares under various circumstances is not an obligation to do so.

**3.6.6. Failure to return from leave.** Vesting of Shares that would otherwise occur while you are on a temporary leave per 3.3.4 or 3.3.5 will be deferred and will Vest instead on the first Vesting Date after your return or, if no further Vesting Dates remain, on the earlier of your date of your return or the fifth anniversary of the date you purchased the Shares. If you fail to return or are no longer a Service Provider on that date, those Shares will not Vest at all, and the Repurchase Period will begin on the date that Oxygen4Life determines you have failed to return as agreed or as legally entitled from your leave.

**3.6.7. Applies to all terminations.** To the maximum extent permitted by law your Termination for purposes of this SPA is deemed to occur, and the Repurchase Right arises, without regard to whether your Termination is voluntary or involuntary, with or without cause, constructive or direct, lawful or unlawful, including by reason of death or disability, even if done in contravention of a legal or contract obligation Oxygen4Life has to you. In the event a Termination or constructive Termination is found to be unlawful or contrary to your employment or consulting agreement, or any laws applicable to the subject (including, without limitation, anti-discrimination laws, whistle-blower laws, anti-harassment laws, laws against retaliatory termination, collective bargaining arrangements, and the like), Termination will nevertheless be deemed to have occurred for purposes of your Vesting Schedule and the Repurchase Right, and you will not be entitled claim that further Vesting of Shares did or should have continued, or that a repurchase did not or should not have occurred.

**3.6.8. Share ownership and vesting are not employment rights.** Without limiting the generality of 8.2, the Repurchase Right, the suspension of Vesting during the Cliff period and during temporary leaves, and the cessation of Vesting if you are no longer a Service Provider, are all contract terms applicable to your ownership of Shares. You agree that these provisions are separate from and apply independently of any right or claim you may have under contract or by law (including Employment Laws) with respect to your relationship with Oxygen4Life.

**3.6.9. Shares that cannot vest.** A separate Repurchase Right of indefinite duration exists with respect to any Shares that cannot Vest for reasons, among others, that it has become impossible to satisfy the applicable Vesting Conditions per 3.2.4. Oxygen4Life may exercise this separate Repurchase Right at any time under the procedure set forth above, except that the repurchase price will be your original Purchase Price per Share without regard to the Shares' fair market value.

**3.7. Corporate Transactions.** Vesting Schedules may be adjusted in the event of a "**Corporate Transaction**". The following are considered Corporate Transactions: (a) a merger or acquisition in which Oxygen4Life is not the surviving entity, except for a transaction for purposes of reincorporating in a different jurisdiction, or a reorganization that does not result in a change of majority voting control; (b) a sale, transfer, or other disposition of substantially all of the assets of Oxygen4Life; (c) a reverse merger in which Oxygen4Life is the surviving entity but in which 50% or more of Oxygen4Life's voting stock is transferred; or (d) a transaction or series of related transactions in which a majority of Oxygen4Life's voting power is sold, other than transactions for the primary purpose of raising investment funds for Oxygen4Life.

**3.7.1. New stock is subject to Vesting.** On closing of a Corporate Transaction the Vesting Schedule and Repurchase Right will continue to apply to the new stock or other property, if any, you receive in exchange for your Shares, to the same extent it applied to those Shares, and may be assumed by the successor corporation or its parent company. The successor and its parent company are to be added to the list of Oxygen4Life Companies for purposes of determining your status as a Service Provider. Appropriate adjustments are to be made to the Purchase Price per Share to reflect any change in Oxygen4Life's capital structure, while maintaining the same aggregate Total Purchase Price.

**3.7.2. Single Triggers.** If your Vesting Schedule specifies "**Single Trigger**" Acceleration, then Vesting of the specified number or percentage (as applicable) of Unvested Shares will Accelerate immediately prior to the closing of the Corporate Transaction.

**3.7.3. Double Triggers.** If your Vesting Schedule specifies "**Double Trigger**" Acceleration, then Vesting of the specified number or percentage (as applicable) of Unvested Shares will Accelerate in the event you are terminated "without cause" or constructively terminated either under this SPA, Employment Laws, or as such term may be defined in any employment, consulting, advisory, or similar agreement then in effect between you and Oxygen4Life, in connection with or within 30 days before or one year after closing of a Corporate Transaction. For purposes of this SPA, and without limiting or expanding any party's rights with respect to other agreements or Employment Laws, "**Cause**" is defined as: (a) the occurrence of gross negligence or willful misconduct in connection with the performance of your duties for Oxygen4Life that leads to material harm to Oxygen4Life or a substantial ongoing risk of such harm; (b) a substantial failure to comply with policies Oxygen4Life promulgates from time to time for its personnel to follow; (c) the conviction (including by no contest plea or the like) of a felony or crime of moral turpitude that directly involves Oxygen4Life, or a crime that substantially impairs (or for which the terms or outcome of your trial, conviction, sanction, probation or parole, restitution, or other resolution substantially impair) your ability to perform your duties for Oxygen4Life; or (d) refusal, failure, or inability by you to substantially perform your duties to Oxygen4Life, or ongoing material breach of your contract with Oxygen4Life if you are a contractor. Termination under subsections (b) and (d) above shall only be effective should the conditions described continue for a period of thirty days after Oxygen4Life provides you a notice in writing, that you actually receive, stating with specificity your alleged failures and that you will be subject to termination for cause unless you become compliant within the 30-day notice period. For purposes of this 3.7.3, to be effective a notice must be in writing, actually received by you, and must state with specificity your alleged failures and that you will be subject to termination for cause unless you become compliant within the applicable notice period. Further for purposes of this 3.7.3, and without limiting or expanding any party's rights with respect to any other agreement or Employment Law, "**Constructive Termination**" means your resignation from Oxygen4Life as a result of and within thirty days of (a) your refusal of a mandatory relocation of your primary worksite to a location outside the greater metropolitan area(s) in which you are currently employed and that is more than 45 miles by transit from your current place of residence; (b) a significant reduction in your level of responsibilities, duties or job description from those in effect as of the issuance of your Shares, unless otherwise mutually agreed or for Cause; or (c) a reduction of more than 20% of your base compensation as an employee unless made in connection with similar decreases of other similarly situated employees of the company surviving the Corporate Transaction. Accelerated Vesting under this section, if any, is deemed to occur immediately prior to the events of termination described above.

**3.8. Section 83(b) Election.**

An 83(b) Election form is attached to this SPA for your convenience. The following applies should any of your Shares be subject to Vesting.

This paragraph is to remind you that Section 83 of the Internal Revenue Code of 1986 (the "**Tax Code**") provides that the difference between the Purchase Price per Share of any Shares that Vest on a Vesting Date, and their fair market value on that date, is reportable as ordinary income as of the date of Vesting. Should the value of your Shares increase, this could result in a substantial tax obligation even before you sell your Shares. You also understand that you may elect instead to be taxed as of the Issuance Date on the extent to which their fair market value exceeds their Purchase Price per Share as of the Issuance Date by filing an "**83(b) Election**" form with the IRS within 30 days after the Issuance Date. This is a strict deadline, with no allowance for late filing.

*To make an 83(b) Election form you must print out, sign, and send this form to the IRS as instructed on the form. Neither Oxygen4Life nor its online service provider will complete or submit this form for you. It is your sole responsibility to file a timely 83(b) Election if you choose to do so. You are responsible for your own tax planning and are relying solely on your own advisors with respect to deciding whether or not to make this tax election.*

## Action 4. Restrictions on transfer

**4.1. Generally.** The Shares are covered by various limitations and restrictions affecting their transferability (collectively, "**Restrictions**") by you or any subsequent holder or owner (each, an "**Owner**"), including as applicable: (a) your Stock Grant Notice, (b) your Vesting Schedule and Oxygen4Life's Repurchase Right, (c) any agreement that attaches to the Shares to which Oxygen4Life is a party, including among other things the agreement among the stockholders of Oxygen4Life attached to your Stock Grant Notice (the "**Stockholder Agreement**"), and (d) any further restrictions, conditions, and procedures described in Oxygen4Life's Certificate of Incorporation and Bylaws, (the documents referenced in subsections (a) through (d) together, the "**Corporate Documents**"), in the version attached to your Stock Grant Notice or otherwise available from Oxygen4Life, with such amendments as you may later agree to or vote for from time to time. Neither you nor any subsequent Owner may (i) sell, pledge, hypothecate, encumber, dispose of, assign, cancel, gift, or otherwise transfer except to Oxygen4Life or its designee(s), any of the Shares or any right or interest therein, whether or not for value; (ii) make a promise, agreement, grant an option to, or endeavor to do any of the foregoing, directly or indirectly, including by way of powers of attorney, short sales, forward sales, put-equivalent positions, call-equivalent positions, or other derivative transactions; or (iii) allow any of the foregoing occurring as a matter of law, including among other things by reason of lien, attachment, exercise of a right of repurchase or other purchase option by a third party, court order, death, bankruptcy, divorce or separation, insolvency, or collections proceeding (each, a "**Disposition**"), except in compliance with these Restrictions.

**4.2. Notice of terms.** Because the Shares are uncertificated, they will bear no legend unless a paper or electronic representation is made (in which case a legend may be included). Nonetheless, a notice of some or all of the Restrictions applicable to the Shares may accompany any confirmation of ownership. Sample notices are as follows. Oxygen4Life may include additional or alternate notices as may be required by state and federal authorities, and to state terms that are consistent with this SPA, your Stock Grant Notice, any Stockholder Agreement, Oxygen4Life's Certificate of Incorporation and Bylaws.

**4.2.1. For all Shares:**

*The Shares described in this communication are subject to certain restrictions on transfer according to state and federal securities laws, and further subject to one or more written agreements between Oxygen4Life and their registered holder (the "Agreements"). They may not be sold, loaned out, assigned, transferred, hypothecated, pledged, encumbered, or gifted, including by an option or agreement to do the same, unless and until they are registered under the United States Securities Act of 1933 (the "Act"), except under an applicable securities exemption. Oxygen4Life may require a legal opinion, and other evidence it deems satisfactory, before finding that such an exception applies, and also that the proposed sale does not affect the qualification of the Shares' original issuance and sale for an exception under the Act, and that it will therefore approve and recognized a proposed transfer.*

*The holder of the Shares, as reflected in Oxygen4Life's books and records, is entitled to receive an electronic copy of the Agreements.*

**4.2.2.** With respect to Shares that are (1) Unvested Shares, (2) subject to a right of first refusal, or (3) subject to a co-sale right, the following, as may be applicable:

*The Agreement further grants: (1) certain repurchase rights upon termination of the original purchaser's "Service Provider" relationship with Oxygen4Life; (2) certain rights of first refusal for Oxygen4Life or its designees to repurchase the Shares in the event of a proposed Distribution; and (3) certain co-sale rights for parties designated by Oxygen4Life to sell securities alongside the owner in the event of a proposed Disposition.*

**4.3. Shareholder rights.** Until and unless Oxygen4Life exercises its Repurchase Right, you will have all of the rights of a shareholder with respect to both your Vested Shares and your Unvested Shares, unless otherwise agreed. Notwithstanding the foregoing, neither you nor any subsequent Owner may make a Disposition of any Shares that are the subject to a Repurchase Right or are otherwise Unvested Shares, except with respect to a "Permitted Transfer", all as set forth in the Stockholder Agreement.

## Action 5. Mutual representations

Each party (you and Oxygen4Life) warrants and represents the following to the other:

**5.1. Binding effect.** This SPA, when mutually signed, will be a valid and binding obligation, enforceable on the party in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

**5.2. Power.** It has all requisite power and authority to execute and enter this SPA and to carry out and perform its obligations under its terms.

**5.3. Good standing.** If a corporate entity, it is duly organized, validly existing, and in good standing under the laws of its jurisdictions, and has all power and authority required to own and operate its properties and assets and to carry on its business as conducted and as proposed.

**5.4. No conflicts.** Entering, performing under, and complying with this SPA (including the issuance of shares by Oxygen4Life and ownership by you) will not result in any violation, conflict, or default under any agreements, laws, regulations, judgments, settlements, orders, decrees, or other obligations (collectively, "**Legal Duties**") to which that party is subject.

**5.5. No litigation.** There is no pending or threatened lawsuit, action, claim, proceeding, or investigation against the party that adversely affects or challenges the validity of this SPA or that would impair the party's ability to comply with any provision of this SPA.

## Action 6. Representations by Oxygen4Life

Oxygen4Life warrants and represents the following:

**6.1. Authority.** All corporate action has been taken on the part of Oxygen4Life, its directors and shareholders, necessary for the authorization, execution, delivery, and performance of this SPA by Oxygen4Life, the authorization, sale, issuance and delivery of the Shares and the performance of all of Oxygen4Life's obligations hereunder.

**6.2. Valid issuance.** The Shares will be validly issued, fully paid, and nonassessable and will have the rights, preferences, privileges, and restrictions described in this SPA and in Oxygen4Life's Certificate of Incorporation.

**6.3. Compliance with other instruments.** It is not in violation in any material respect of any term of its Certificate of Incorporation or Bylaws, mortgage, indebtedness, indenture, contract, agreement, instrument, judgment or decree, and to the best of its knowledge is not in violation of any Legal Duties that would materially and adversely affect it. It is duly qualified to do business and in good standing in each jurisdiction where failure to qualify would cause a material adverse effect to its business.

**6.4. Government consent.** Oxygen4Life is not required to file for, declare, designate, or otherwise obtain any consent, approval, authorization, or notice from any governmental entity in connection with entering this SPA or issuing your Shares, except for: (a) filing its Certificate of Incorporation in Delaware, and (b) qualifying (or securing an exemption as may be necessary) for the issuance of Shares under applicable state securities laws. These filings and qualifications, if required, will be accomplished in a timely manner.

## Action 7. Representations by you

You warrant and represent the following:

**7.1. Informed decision.** Before acquiring your Shares, you acquired sufficient information about Oxygen4Life to make an informed, knowledgeable decision to do so. You have enough knowledge and experience in business and financial matters to be aware of the risks of the prospective investment, which include a risk that the Shares will be unsaleable, have no value, or be a total loss, resulting in a complete loss of your investment in them. You are able to bear the risk of that loss.

**7.2. Understanding.** You received, read, and understand the meaning and legal consequences of your Stock Grant Notice, this SPA, any Stockholder Agreement, Oxygen4Life's Certificate of Incorporation and Bylaws, and any other attached documents. You understand and agree to the market standoff, Repurchase Right, Right of First Refusal / Co-Sale Right, and drag-along provisions, among others, contained in these agreements. You understand the representations and warranties you make in this SPA, which are true, accurate, and complete as of the time you sign it.

**7.3. Own account.** You are acquiring the Shares for your own account, not as a nominee or agent, and not with a view to resell, distribute, or otherwise make a Disposition of any of them. You are under no Legal Duty, nor any undertaking or arrangement, to make a Disposition of any of the Shares to any third party.

**7.4. Taxes.** You understand that you are entirely responsible for determining and paying any taxes applicable to your ownership of the Shares, and that you may face uncertain or adverse tax consequences arising from owning or selling them. You acknowledge that you have been advised to seek the advice of your own tax counsel, and that you are not relying on Oxygen4Life or its counsel for tax advice.

**7.5. No public market.** You understand that there is no public market for the Shares and that Oxygen4Life makes no assurance that a public market will ever exist for them.

**7.6. Rule 144.** You are aware of Rule 144, adopted by Securities and Exchange Commission (the "**Commission**") under the Act to permit limited public resales of securities acquired in a nonpublic offering, if certain conditions are satisfied. You understand that these conditions include availability of certain current public information about the issuer, a one-year holding period, the requirement to use a broker in an unsolicited "**Broker's Transaction**", and limits on the amount of securities that can be sold during any 3-month period. You are informed that Oxygen4Life does not promise to satisfy the public information requirement or other conditions required of it at the time you may wish to sell your Shares, which may preclude you from selling them even after satisfying the holding period requirement.

**7.7. Restricted securities.** You understand that the Shares have not been registered under the Act and are being issued in reliance on an exemption under Section 4(2) of Regulation D of the Act, by Rule 701 of the Commission for stock issuances under compensatory benefit arrangements, or by other applicable exemptions. You understand that the Shares are subject to various limitations and restrictions imposed by law, in addition to those imposed by this SPA, and that Oxygen4Life may provide notice of some or all of these limitations in restrictions in notices, confirmations, or communications made to prospective purchasers and others seeking confirmation of the Shares and your ownership of them.

**7.8. Non-US persons.** If you are not a United States person (as defined by Section 7701(a)(30) of the Tax Code), you represent that you have satisfied yourself as to the full observance of the laws of your jurisdiction in connection with any invitation to subscribe for the Shares or any use of this SPA, including (i) the legal requirements within your jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Your subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of your jurisdiction.

## Action 8. Other terms

**8.1. Adjustments.** In the event of a stock dividend, stock split, or other change made without consideration affecting Oxygen4Life's outstanding Common Stock as a class, and in the event of a recapitalization, merger, reorganization, exchange or the like, any new, substituted, or additional securities will be considered Shares, and will remain subject to all of the terms and conditions of this SPA, including the Restrictions described in 4.1, to the same extent the Shares were previously covered by such provisions. Appropriate adjustments are to be made to the Purchase Price per Share and other provisions to reflect any restructuring of Oxygen4Life's capital structure, while maintaining the same aggregate Total Purchase Price. Any money or other property distributed with respect to the Shares (including money paid other than as a regular cash dividend) will also remain subject to the Vesting Schedule and Repurchase Right.

**8.2. No employment rights conferred.** Other than as may be provided by law, your rights as a shareholder of Oxygen4Life are entirely separate and independent from any rights you may have as an employee, officer, director, contractor, or other Service Provider, as the case may be. Neither this SPA nor any agreements or actions undertaken by Oxygen4Life in carrying it out, gives you any rights to be or remain a Service Provider, or alter the "at will" nature (or other termination provisions) of any relationship you have with Oxygen4Life. It is not a failure of consideration for or breach of any relationship agreement between you and Oxygen4Life that your Shares are or become unsaleable or worthless. Any right or claim you have as a shareholder against Oxygen4Life, whether due to breach, negligence, securities compliance, or other alleged failure by Oxygen4Life, does not create a corresponding cause of action against Oxygen4Life with respect to your being a Service Provider.

**8.3. Notices and delivery.** All notices may be made in person, by bonded local or nationally recognized courier service, by electronic delivery if personal receipt is confirmed or acknowledged, or by posting to an online service that the recipient has consented to use. Except as required by law, all signatures, documents, and communications may be made electronically.

**8.4. Modification and waiver.** Any modification of or waiver of any party's rights under this SPA must be in writing, signed by the party against whom the modification or waiver is sought. Any failure by Oxygen4Life or its designees in any instance to exercise their Repurchase Right or other right, does not constitute a waiver of any other rights that may continue or subsequently arise under this SPA. A waiver of a breach or condition of this SPA does not constitute a waiver of any other breach or condition, or a subsequent breach or condition, of like or different nature, under this SPA or any other agreement between the parties.

**8.5. Disputes.** This SPA is governed by, and is to be construed in accordance with, the laws of the State of Delaware as Delaware laws are applied to contracts entered into and performed in that State. Any disputes between the parties arising out of or relating to this SPA shall be heard in a court of competent jurisdiction located nearest or most convenient to the headquarters of Oxygen4Life.

**8.6. Electronic signature.** This SPA may be signed electronically. By signing online, you are receiving a copy of this SPA and notice of all of its terms. Verified copies of the electronically signed document are to be treated as originals.

**8.7. Plain English construction.** This SPA is drafted in plain English where practical so that non-lawyer parties may better understand its terms. Where reasonable, terms are to be given their common English meaning except as specifically designated (generally, definitions are capitalized, with the definition or first reference quoted and in bold). Markers such as "thereafter," "therefor," and "such" are avoided in favor of common pronouns, which in cases of ambiguity apply to the most obvious reference. Statements that things "are" or "will be" a certain way (rather than "shall be" and are "hereby" that way), and their grammatical variants, are intended to be legally operative as contract promises, agreements on a thing's status or disposition, agreements on interpretation, or representations, depending on context, rather mere descriptions or observations of fact. In the interest of legibility italics and other means of emphasis are used to highlight important sections and to provide instructions, rather than all caps. Headings are for convenience only and are not part of the agreement between the parties.

**8.8. Entire agreement.** This SPA along with your Stock Grant Notice, any Stockholder Agreement, and other attachments, subject to Oxygen4Life's Bylaws and Certificate of Incorporation, are the entire and complete agreement between the parties with respect to your Shares. By executing this SPA and accepting issuance of your Shares, you acknowledge and agree that Oxygen4Life has satisfied any obligation contained in any employment, engagement, advisory, or option grant agreement, or other oral or written understanding you may have had with Oxygen4Life, with respect to stock or option grants, which agreements and understandings are hereby superseded by this SPA with respect to the Shares granted by this SPA, and you forever waive any claim that the equity grant described herein was in error or otherwise not in accordance therewith. If you purchase or otherwise obtain equity shares, debt instruments, options, or other property or security of Oxygen4Life by a separate transaction, they are not the subject of this SPA and will be covered in a separate agreement between you and Oxygen4Life, provided that any attached Stockholder Agreement may, by its terms, apply to some or all securities you hold of Oxygen4Life.

**8.9. Successors and assigns.** The provisions of this SPA inure to the benefit of, and are binding on, Oxygen4Life and its successors and assigns on the one hand, and (without limiting the Restrictions) on you and your legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law on the other, whether or not these parties become a party to this SPA and have agreed in writing to be bound by its terms and conditions.

**8.10. Undertaking.** You agree to take whatever additional action and execute whatever additional documents Oxygen4Life may reasonably deem necessary or advisable in order to carry out the obligations or restrictions imposed you under this SPA.

**8.11. Privacy.** In accordance with the U.S. Federal Trade Commission privacy rule 16 C.F.R. Part 313, you are advised that your Shares are financial products and securities that you have requested and authorized, and that Oxygen4Life may therefore disclose nonpublic personal information concerning you to its investors and other securities holders, as well as its lawyers, accountants, and other service providers. Services that Oxygen4Life and its providers use for maintaining shareholder records may have their own separate privacy notices and terms.

**8.12. IRS Circular 230 disclosure.** Any discussion of United States federal tax issues contained in or concerning this SPA, by the parties and their respective counsel, is not intended or written to be relied on by the other for purpose of avoiding penalties imposed under the Tax Code. Each party should seek advice from an independent tax adviser based on their particular circumstances.

# BYLAWS OF OXYGEN4LIFE, INC.

## 1. Stockholders

**1.1. Annual meetings.** Annual meetings of the stockholders of Oxygen4Life, Inc. ("**Oxygen4Life**"), as provided in the General Corporation Law of Delaware Section 221 ("**GCL**" §221) are to be held for electing Directors, and for any other proper business of Oxygen4Life, at a place and time to be designated by its Board of Directors (the "**Board**"). The first annual meeting is to be within 13 months of incorporation, with each subsequent meeting within 13 months of the one before.

**1.2. Special meetings.** A special meeting of Oxygen4Life's stockholders may be called at any time by: (a) a majority of authorized members of the Board ("**Directors**") with the number required for a majority not diminished by any Board vacancies), (b) the Board's Chairperson, if any, (c) Oxygen4Life's Chief Executive Officer (or if no CEO, its President), or (d) stockholders entitled in aggregate to cast at least 10% of the votes at that meeting. To be effective, special meeting requests must be made in writing, specifying the time, place, and nature of business to be transacted, with notice to Oxygen4Life's Board Chairperson, CEO, President, or Secretary, who in turn are to provide notice to all stockholders entitled to attend. Only business for the purpose stated in the notice may be transacted at a special meeting.

**1.3. Notice.** Per GCL §222, written notice of each stockholder meeting is to be given by Oxygen4Life to stockholders not less than 10 days nor more than 60 days prior to any meeting date to all stockholders entitled to vote, stating the time and place of the meeting, any provisions for remote participation, and in the case of special meetings the purpose of the meeting.

**1.4. Quorum.** Per GCL §216, votes may only take place at a stockholder meeting attended by a quorum. At any stockholder meeting, a quorum is met by the presence in person or by proxy of stockholders holding a majority of all shares of stock entitled to vote at the meeting. Where a separate vote by one or more classes of stock is required for a particular matter, a majority of the outstanding shares of those classes entitled to vote is considered a quorum with respect to that matter. If there is no quorum, the meeting chair or the holders by majority vote of shares that are present (in person or by proxy) may adjourn the meeting to another place or time. If a notice is sent to all stockholders entitled to vote at the adjourned meeting stating that all present will constitute a quorum, then no minimum quorum will be required for the adjourned meeting, and all matters may be determined by majority vote cast there.

**1.5. Conduct of business.** A person designated by the Board or, in their absence, Oxygen4Life's CEO (or in their absence, a person chosen at the meeting) are to chair the meeting. The Secretary of Oxygen4Life, or a person designated by them or the Board or else chosen at the meeting, are to be secretary of the meeting. The meeting chair is to call the meeting to order, determine the order of business and procedure of meeting, and regulate the manner of voting and conduct of discussion. The meeting secretary is to record the general nature of discussion, record votes, and prepare and certify meeting minutes.

**1.6. Remote participation.** As permitted by GCL §211(a)(2), unless otherwise determined by the Board, stockholders may participate in stockholder meetings by teleconference, video conference, online conference, or other means by which all participants may read or hear the proceedings in real time, participate in those proceedings, and vote (which votes are to be recorded by Oxygen4Life).

**1.7. Adjourned meeting.** Any stockholder meeting may be adjourned to reconvene at the same or another place, with no further notice required of any matter announced at the meeting at which adjournment is taken, except that if the date of the adjourned meeting is more than 30 days after the meeting originally noticed, or if a new record date is fixed for the adjourned meeting, the time and place of the adjourned meeting must be noticed. Any business that might have been transacted at the original meeting may be transacted at the adjourned meeting.

## 1.8. Voting

**1.8.1.** Per GCL §216, stockholders may vote in person or by proxy. Each has one vote per each share of stock entitled to vote on the matter in question and registered in that person's name as of the record date for the meeting, except as may be provided in these Bylaws or otherwise required by law (for example, by GCL §217, pertaining to fiduciaries, pledgors, and joint stock owners, and GCL §218, pertaining to voting trusts and other voting agreements).

**1.8.2.** Except as may be required by law, these Bylaws, or Oxygen4Life's Certificate of Incorporation (the "**Certificate**"), elections of Directors are to be by plurality of eligible votes cast, and all other matters are to be determined by majority of eligible votes.

**1.8.3.** Votes may be by voice or written ballot, except that on demand of any stockholder eligible to vote on a matter, votes are to be by ballot, stating the name of the stockholder or proxy and any other information that may be required according to the voting procedure, and counted by an inspector appointed by the meeting chair. The Board, or the chair, may establish policies to authenticate, count, and record votes made remotely, electronically, or online, including gathering information from which it can be determined that the vote in question was authorized by the stockholder or proxy holder.

## 1.9. Written Action

**1.9.1.** Per GCL §228, all stockholder actions may be made by signed, written consent in lieu of holding a meeting, without prior notice and without a vote, if done by the holders of outstanding stock having at least the minimum votes that would have been necessary at a meeting at which all shares entitled to vote were present and voted.

**1.9.2.** Electronically transmitted and online consents to an action, made by a stockholder or proxy holder, are deemed written if they have an electronic signature that is either dated or for which the signature date or the transmission date can be derived. The Board is to establish a procedure for determining that consents are made by the applicable stockholders, proxy holders, or persons authorized to act on their behalf, for accepting electronically transmitted and online consents, and for recording and making each consent part of its books and records.

**1.9.3.** Per GCL §211(b), actions by written consent for the election of Directors must be unanimous, except if all of the directorships to which Directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

**1.9.4.** Per GCL §228(e), if an action is taken by less than unanimous written consent, prompt notice is to be given to stockholders who have not consented in writing and who would have been entitled to notice of a meeting, the record date of which was the date sufficient written consents to approve the action were received by Oxygen4Life. If the action is one for which a certificate would be required under GCL if approved by stockholders at a meeting, then unless GCL requires otherwise a certificate is to be filed which states that written consent was given in accordance with GCL §228.

**1.10. Proxies.** Per GCL §212, each stockholder entitled to vote at a meeting or by written consent may authorize another party to act for them by proxy, via a written instrument or a transmission permitted by law filed according to procedures established for the meeting or consent in question. No proxy authorization may be voted or acted on after three years from its date unless it provides for a longer period. To be irrevocable a proxy must be coupled with an interest that is sufficient by law, per GCL §212(e).

**1.11. Stock list.** Per GCL §219, a complete list of stockholders entitled to vote at any meeting, including the address of each and the number of shares registered in their name, is to be made available for the examination of any stockholder on demand, at least 10 days prior to the meeting, for any purpose germane to the meeting. The list is also to be made available for the duration of the meeting, and presumptively determines the identity of those stockholders entitled to vote and their number of votes.

## 2. Directors

Pursuant to GCL §141, the Board operates as follows.

**2.1. Powers of the Board.** The Board manages the business and affairs of Oxygen4Life, directly or by delegating authority to committees and Officers as provided by these Bylaws. Except as otherwise provided in the Certificate or GCL, the Board has the power to do anything that may be done by Oxygen4Life, including among other things:

- Declaring dividends;

- Buying property, rights, or privileges, on terms it determines;

- Authorizing the creation, issuance, and sale, of negotiable or non-negotiable, secured or unsecured written obligations, and doing all things necessary for issuing them;

- Appointing and removing Oxygen4Life's Officers with or without cause, and assigning duties among its Officers;

- Conferring on any Officer the power to appoint, remove, and suspend subordinate Officers, employees, and agents;

- Adopting employment, contractor, stock purchase, stock option, bonus, profit sharing, and other compensation plans and agreements, and adopting insurance, retirement, and other benefit plans, for Officers, Directors, employees, and agents of Oxygen4Life and its subsidiaries, in some cases subject to the approval of stockholders;

- Issuing and selling shares of stock of Oxygen4Life, as well as debt and equity convertible into stock, subject to any limits established by the Certificate;

- Conferring on any Officer the power to issue and sell shares of stock, or to grant stock options, to employees, contractors, advisors, strategic partners, and others, and to set vesting conditions and other provisions and agreement terms with respect thereto;

- Adopting policies and regulations for managing Oxygen4Life's business and affairs; and

- All other powers described or implied by GCL §122 and GCL §123.

**2.2. Number.** The Board initially has 1 Director. Thereafter, the Board may fix the number of Directors from time to time at a number greater than 1 by an action adopted by a majority of authorized Directors (with the number required for a majority not to be diminished by any Board vacancies), as may be limited by the Certificate.

**2.3. Term.** Each Director is to hold office until their successor is elected and qualified, or until their death, resignation, retirement, disqualification, or removal. Directors may resign at any time by written notice, effective when delivered unless the resignation specifies date that is in the future or conditioned on the happening of an event.

**2.4. Elections.** Except as provided in Section 2.7 of these Bylaws, Directors are to be elected at annual meetings of the stockholders.

**2.5. Qualification.** The Certificate or these Bylaws may prescribe qualifications for Directors. Unless otherwise specified they need not be stockholders of Oxygen4Life.

**2.6. Removal.** Any Director, or the entire Board, may be removed at any time, with or without cause, by affirmative vote of the holders of a majority of the voting power of then-outstanding stock entitled to vote in the election of Directors, voting together as a single class, except as may be limited in the Certificate or any agreement among the stockholders. Vacancies resulting from a removal under this section may be filled either by the Board under the provisions of Section 2.7, or else by a vote of those stockholders entitled to vote for the office of the Director so removed, at a special meeting duly called for the purpose.

**2.7. Vacancies.** Vacancies due to an increase in the number of authorized Directors, or for any cause other than removal by vote of stockholders, may be filled only by majority vote of Directors then in office, even if less than a quorum. In the event the vacancy applies to a Director who is to be elected by holders of a particular class or series of stock according to the Certificate, the vote to fill that vacancy is restricted to those Directors, if any, who were similarly elected. Directors elected to fill a vacancy are to serve a term lasting until the next annual stockholders meeting. Decreases in the number of authorized Directors do not serve to shorten the term of or otherwise remove any Director then in office. If at any time there are no Directors in office, or there is a provision in the Certificate to elect one or more Directors by vote of a particular class or series of stock, but no Directors in office who satisfy that provision, then any stockholder entitled to vote for a Director to fill that position may call a special meeting of stockholders, in accordance with these Bylaws and the Certificate, or else may apply to the Delaware Court of Chancery for a decree summarily ordering an election per the provisions of GCL §211. If at the time of filling any vacancy the number of Directors then in office is less than a majority of the number of Directors authorized (as determined immediately prior to any increase in the number of authorized Directors), any stockholders holding in aggregate at least 10% of the voting stock of Oxygen4Life entitled to vote for such Directors may also petition the Delaware Court of Chancery to summarily order an election to fill any such vacancies, or to replace the Directors chosen by the Directors then in office.

**2.8. Compensation.** Initially there is no compensation for Directors. Unless otherwise restricted by the Certificate, the Board may fix the compensation of Directors, or determine that there is no compensation.

**2.9. Regular meetings.** Regular meetings of the Board are to be held at places and times established by the Board and publicized among all Directors. Notices of meetings are not required.

**2.10. Special meetings.** Special meetings of the Board may be called by a majority of Directors then in office, by the Chairperson of the Board, or by the CEO, at a place and time fixed by the party calling the meeting. Notice of special meetings is to be given in writing 24 hours before the meeting, unless waived by the recipient. Any and all business of the Board may be transacted at a special meeting unless the notice of meeting indicates otherwise.

**2.11. Quorum.** A quorum of the Board shall mean a majority of Directors then in office, not counting any vacancies, provided that per GCL §141(b) in no case shall fewer than 1/3 of the total number of Directors constitute a quorum. Votes of the Board are approved if made by a majority of Directors present at any meeting at which a quorum is present, except as otherwise specifically provided by the GCL, these Bylaws, and the Certificate. If a quorum is initially met, voting may continue despite the withdrawal of Directors, so long as approvals are made by at least a majority of the required quorum for that meeting. If there is no quorum, a majority of those present may adjourn the meeting to another place or time without further notice requirement.

**2.12. Remote participation.** Unless otherwise restricted by these Bylaws or the Certificate, participants in meeting of the Board or any committee designated by the Board may attend by teleconference, video conference, online conference, or other means by which all participants may read or hear the proceedings in real time, participate in those proceedings, and vote.

**2.13. Conduct of business.** Board meetings are to be presided over by the Chairperson of the Board, or in their absence the Vice Chairperson if any, or by a person designated by the Board or chosen at the meeting.

**2.14. Action by written consent.** Unless otherwise restricted by the Certificate or these Bylaws, any action required or permitted to be taken at a meeting of the Board or its committees, including among other things any votes, resolutions, acknowledgements, and consents, may be taken without a meeting if all Directors or committee members entitled to vote on the action consent in writing to the action.

**2.15. Minutes.** The Secretary of Oxygen4Life, or a person designated by them or the Board or else chosen at the meeting, are to be secretary of the meeting, responsible for recording meeting notes (including all votes), and either certifying those minutes or circulating them for written approval. The Secretary is to enter those certified or approved minutes, along with any written actions, in the books and minutes of Oxygen4Life.

**2.16. Committees.** Pursuant to GCL §141(c)(2), the Board may by majority vote designate one or more Board committees, each consisting of one or more of Oxygen4Life's Directors. Committees, to the extent permitted by these Bylaws and designated by the Board, may exercise all powers and authority of the Board in managing the business and affairs of Oxygen4Life, except that no committee has the power or authority to: (a) approve or adopt, or recommend to the stockholders, any action (other than electing and removing Directors) that is expressly required by the GCL to be approved by stockholders, or to: (b) amend these Bylaws. The Board may also designate alternate members to replace any absent or disqualified committee members. The members of a committee who are present and not disqualified from voting may appoint a replacement member for any who are absent or disqualified. Each committee may determine procedural rules for meeting and conducting business, and is to act according to its own rules except as provided by these Bylaws and GCL. A single committee member is a quorum for committees of one or two members, and 1/3 of all committee members entitled to vote on a given matter are a quorum for committees made of 3 or more members. Committees are to keep regular minutes, and to report their minutes to the Board as required. Committees may create subcommittees, each consisting of one or more members of the committee, and delegate some or all of its powers to the subcommittee.


## 3. Officers

Pursuant to GCL §142, the Board delegates the management of Oxygen4Life to its Officers, as follows.

**3.1. Initial Officers.** The Officers of Oxygen4Life are to include the following, listed below. Powers and duties are stated here in general terms, intended to include those normally vested in the offices described. Each Officer will have such other powers and duties that may be established by the Board or these Bylaws, and is subject to control and supervision by the Board, which may delegate the powers or duties of any Officer to any other officers or agents.

- A **President**, who is the general manager and chief executive of Oxygen4Life and who has general supervision, direction, and control of the business and officers of Oxygen4Life. The President is to preside at all meetings of the stockholders, and is an ex officio member (meaning, a member by virtue of their status as President) of all standing committees of the Board, including any executive committee. Unless separately designated or appointed by the Board, the position of "**Chief Executive Officer**" (or "**CEO**") is coextensive with that of President.

- A **Chief Financial Officer** (or "**CFO**"), who is to keep and maintain the accounting books and records of Oxygen4Life, who is to manage and be signatory to Oxygen4Life's bank accounts, disburse all funds that may be ordered by the Board, and to make plans for and report on Oxygen4Life's finances. Unless separately designated or appointed by the Board or the CEO, the position of "**Treasurer**" is coextensive with that of Chief Financial Officer.

- A **Secretary** to keep the books and records of Oxygen4Life (other than financial and accounting records), including minutes of the proceedings of the Board and its committees, proceedings of stockholder meetings, records of votes, actions by written consent, and notices, as well as records of ownership of the stock, options, and other securities issued by Oxygen4Life. The Secretary is to record and certify these matters to others as directed by the Board.

- Optionally, a **Chairperson** (Alternately, "Chairman" or "Chair") of the Board, and as a further option, a Vice Chairperson, to preside over meetings of the Board. Such designations are attributes of Directorship, and not Officer positions.

**3.2. Appointment.** The above positions are to be appointed and vacancies filled by election of the Board. The Board may appoint, or empower the CEO to appoint, additional subordinate officers and agents of Oxygen4Life, including one or more Vice Presidents, Assistant Treasurers, Assistant Secretaries, and other officer positions. Any number of officer positions may be held by the same person.

**3.3. Term.** Each Officer is to hold office from the effective date of their appointment until their successor is elected and qualified, or until their earlier resignation or removal (including removal by elimination of their position). The Board may remove any Officer at any time, with or without cause. Resignations of officers may be given in writing, and are effective when delivered unless the resignation otherwise specifies a date that is in the future or determined upon the happening of an event. Resignations need not be accepted to be effective. The CEO, and any Officer who appointed another Officer, may remove that other Officer at any time with or without cause, except that they may not without Board approval remove Officers appointed by the Board.

**3.4. Securities of other companies.** Unless the Board otherwise directs, Oxygen4Life's CEO or any Officer authorized by the CEO has the power to vote and otherwise act on behalf of Oxygen4Life, in person and by proxy, in exercising voting and other stockholder rights with respect to any securities Oxygen4Life may hold in other companies.

## 4. Indemnification

Pursuant to and subject to GCL §145, Oxygen4Life extends the following indemnification protections.

**4.1. Proceedings.** Oxygen4Life, by this Bylaw, indemnifies and holds harmless any person (each an "**Indemnified Party**") threatened or made party to an action, suit, or proceeding, whether civil, criminal, private, administrative, or investigative, and whether threatened, pending, or completed (a "**Proceeding**") including those by or in the right of Oxygen4Life, by reason that such person (or a person of whom that person is or was a legal representative) is or was serving in the official capacity of a Director, Officer, or incorporator of Oxygen4Life, or is or was serving at the request of Oxygen4Life as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of the Proceeding is such person's alleged actions in such service, or in any other capacity while so serving.

**4.2. Extent of indemnification.** Such indemnification shall be to the fullest extent permitted by GCL against all expenses (including attorney fees), judgments, fines, excise taxes, citations, penalties, amounts paid or to be paid in settlement, and amounts expended seeking indemnification granted to the Indemnified Party under applicable law, these Bylaws, or any agreement with Oxygen4Life, actually and reasonably incurred by that person in connection with a Proceeding, to the extent the person's conduct relative to the events that are the subject of the Proceeding was in good faith and reasonably believed by the person to be not against the best interests of Oxygen4Life, and with respect to any Proceeding that is criminal in nature, was reasonably not believed by that person to be unlawful. The termination of any Proceeding by judgment, order, settlement, fine, citation, penalty, excise tax assessment, conviction, or upon a plea of nolo contendere or its equivalent, does not by itself create a presumption against any of the three foregoing conditions (good faith, believed not opposed to Oxygen4Life's interests, not believed to be unlawful). This indemnity provision does not apply to breaches of fiduciary duty arising from a stockholder's sale or attempted sale of stock to an entity hostile to Oxygen4Life.

**4.3. Limitation.** Subject to the GCL, Oxygen4Life is not obliged to indemnify any person under this section in connection with any Proceeding (or part of a Proceeding): (a) for which payment has actually been made to or on behalf of the Indemnified Party under any statute, insurance policy, or alternate indemnity provision, except as to any excess beyond the amount paid; (b) for an accounting or disgorgement of profits under Section 16(b) of the Securities Exchange Act of 1934 or similar provision of law (the "**1934 Act**"), if the Indemnified Party is held liable (including by settlement); (c) for any reimbursement or claw-back of a bonus or other incentive-based or equity-based compensation paid the Indemnified Party, or from profits realized by the Indemnified Party from the sale of Oxygen4Life securities as required by the 1934 Act, including those arising from accounting restatements of Oxygen4Life or profits arising from an improper sale of securities pursuant to Sections 304 and 306 of the Sarbanes-Oxley Act of 2002, if the Indemnified Party is held liable (including by settlement); (d) initiated by the Indemnified Party, including Proceedings against Oxygen4Life, its Directors, Officers, employees, agents, or other indemnified parties, unless (i) the Board authorized the Proceeding or relevant part of the Proceeding prior to initiation, (ii) Oxygen4Life provides the indemnification at its sole discretion pursuant to its powers under applicable law, or (iii) otherwise required under Section 4.4 or applicable law.

**4.4. Right to bring suit.** If a claim under Section 4.1 is not paid within 90 days after made in writing to Oxygen4Life, the claimant may bring suit against Oxygen4Life to recover any unpaid amount of the claim, and if not frivolous or brought in bad faith, the cost of prosecuting and recovering the claim. It is a defense to any such claim that the claimant has not met the standards of conduct making it permissible under GCL for Oxygen4Life to indemnify the claimant, with the burden of proof for such defense falling on Oxygen4Life.

**4.5. Expenses advanced.** Oxygen4Life is to advance expenses incurred by parties indemnified under Section 4.1 in advance of the final disposition of a Proceeding, if made by reasonable written request by an Indemnified Party together with a pledge that the person will repay such amounts if it is ultimately entitled that they are not entitled to indemnification, subject to terms and conditions that Oxygen4Life deems appropriate.

**4.6. Indemnification of others.** Oxygen4Life has the power to indemnify its employees and agents to the extent not prohibited by GCL or other applicable law, by approval of the Board or by delegation to any Officers of the power of approving determination of whether employees or agent should be indemnified.

**4.7. Exclusion.** The Board may at its discretion limit or exclude indemnification of Officers other than President, CEO, Secretary, Chief Financial Officer, and Treasurer made pursuant to Section 4, and any Officer may so limit or exclude indemnification with respect to subordinate Officers appointed by them, provided such limitation or exclusion is made in writing, agreed to by the person whose indemnification is so limited or excluded.

**4.8. Non-Exclusivity of Rights.** The indemnification and advancement of expenses provided by, or granted pursuant to, Section 4 is not exclusive of any other rights held by indemnified parties under the Certificate or any statute, bylaw, agreement, or vote of eligible stockholders or disinterested Directors. Oxygen4Life is expressly authorized to enter into contracts with any or all of its Officers, Directors, employees, or agents, with respect to indemnification and advancement of expenses to the fullest extent not prohibited by law.

**4.9. Insurance.** Oxygen4Life is entitled to but not required (unless by agreement with an Indemnified Party or by law) to purchase or maintain insurance on behalf of any Indemnified Party against any liability asserted against that person and incurred by such person in any capacity, or arising out of that person's position with Oxygen4Life, whether or not Oxygen4Life would have the power to indemnify such person against such liability under GCL.

**4.10. Survival.** The rights to indemnification and advances of expenses under Section 4 continue after an Indemnified Person is no longer serving in the capacity for which they were indemnified, and inures to the benefit of their heirs, executors, and administrators. Any amendment, alteration or repeal of this Section 4 does not adversely affect any right or protection of any person in respect of any act, omission, or other circumstance arising prior to such change. In the event a constituent corporation or other business entity (including constituents of constituents) is absorbed into Oxygen4Life by consolidation or merger, Oxygen4Life will treat as an Indemnified Party any person who that constituent entity would have had the power and authority to indemnify had that entity continued its separate existence, with respect to those Proceedings involving or relating to that entity.

# 5. Stock

**5.1. Uncertificated stock.** All stock of Oxygen4Life is to be "uncertificated" within the meaning of GCL §158. All stockholders waive any right they have, until further notice, to receive paper share certificates, unless specifically agreed to the contrary between Oxygen4Life and a particular stockholder.

**5.2. Records.** Stock ownership is recorded in Oxygen4Life's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

**5.2.1.** Oxygen4Life is entitled to recognize the exclusive rights of ownership of persons registered on its books as owners of shares, including among other things the right to vote and to receive notices and dividends.

**5.2.2.** The Board may establish other rules and procedures to govern the issue, transfer, conversion, and registration of stock.

**5.2.3.** The Board may fix a record date pursuant to GCL §213 and following sections for determining the list of stockholders and their respective status with respect to any notice or vote among its stockholders. The record date: (a) in the case of any meeting or adjournment of a meeting of stockholders, unless otherwise required by law, is to be no more than 60 nor less than 10 days before the date of the meeting; (b) in the case of written consent for a corporate action in lieu of a meeting, is to be no more than 10 days after the date the resolution fixing the record date is adopted by the Board; and (c) in the case of any other action, is to be no more than 60 days prior to that action.

**5.2.4.** If no record date is otherwise fixed (a) in the case of notices or votes among stockholders the record date is the close of business on the business day immediately preceding: (i) the day on which notice is given, or if notice is waived, (ii) the day on which the meeting is held; in the case of an action by written consent in lieu of a meeting when no prior Board action is required by law, the record date is the date on which a signed written consent is first received by Oxygen4Life; and (c) for all other purposes requiring a determination of the stockholders, the close of the business day the Board adopts the resolution requiring that determination.

**5.2.5.** Record dates with respect to votes and meetings of stockholders apply to any adjournment of the meeting or vote, provided that the Board may fix a new record date for the adjourned meeting or vote.

**5.3. Partly paid shares.** Oxygen4Life may issue any of its shares as partly paid and subject to call for the remainder of the consideration to be paid, per GCL §156. The total consideration outstanding and amount paid are to be recorded in Oxygen4Life's books and records. Upon the declaration of any dividend on fully paid shares, dividends on partly paid shares are proportionate to the basis of the percentage of the consideration actually paid.

**5.4. Statements regarding stock.** Upon written request made by or on behalf of the holder of record of any of Oxygen4Life's stock, Oxygen4Life will issue a statement certified by an Officer indicating the number of shares, their class or series, how and when issued and acquired, and applicable rights, limitations, preferences, qualifications, registration, and consideration paid and due, including any information required to be disclosed by GCL §156, GCL §202(a), or GCL §218(a), pertaining to that stockholder's shares. Statements of this nature are for information disclosure purposes only, and do not constitute share certificates under the meaning of the GCL.

**5.5. Dividends.** The Board, subject to the Certificate and applicable law, may declare and pay dividends on Oxygen4Life's stock, payable in cash, property, or additional shares of stock. The Board may set aside funds that would otherwise be available for dividends as a reserve or fund for any proper purpose, and may abolish that reserve.

**5.6. Stock agreements.** Oxygen4Life has the power to enter into and perform agreements with any stockholders, or in respect of any classes or series of stock, in connection with their issuance or otherwise, and to restrict the transfer of those shares in any manner not prohibited by GCL, provided that (a) provisions in any agreement with stockholders permitting Oxygen4Life to impose new transfer restrictions by modifying the Certificate, these Bylaws, or any stockholder agreement shall require consent within the meaning of GCL §202(a) and (b). Oxygen4Life shall provide notice of such restrictions to all affected stockholders.

## 6. Notices and waivers

**6.1. Manner of giving notice and waiver.** Except as otherwise specifically provided in these Bylaws or required by law, all notices required to be given to any stockholder, Director, Officer, employee or agent are to be in writing and may in every instance be effectively delivered when delivered personally or by express courier, upon confirmation of electronic delivery (including by email), immediately when delivered to the recipient's account on an online document service adopted by Oxygen4Life and assented to by the recipient, or 5 business days after being deposited in the U.S. mail as certified or registered mail with postage prepaid, in each case addressed to the party to be notified at such party's address in the books and records of Oxygen4Life, as subsequently modified by written notice, or if no address is specified, at the most recent address set forth in Oxygen4Life's books and records. In the case delivery is rejected or returned despite being directed to an address indicated as valid by the intended recipient, notice is deemed given on the earlier of: (a) the date of rejection, or (b) five business days if made by mail, and (c) the date of first scheduled or attempted delivery if made by courier.

**6.2. Waiver.** Written waivers of notice by the person in question are deemed equivalent to the notice required to be given to a stockholder, Director, Officer, employee, or agent, whether waiver is made before or after the time of the event for which notice is given. Neither the business conducted nor purpose required need be specified in a waiver. Attendance at a meeting or participation in a vote constitutes a waiver of notice, unless in the case of a meeting a person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of business at that meeting based on lack of notice. Further, consent to a written action in lieu of meeting constitutes waiver of notice with respect to that action.

**6.3. Stockholders sharing an address.** Notice to multiple stockholders who share a physical or electronic address, or who share a single online account, is deemed effective if made to that address or account, barring any agreement or provision of GCL to the contrary.

**6.4. Unlawful communications.** In the event notice is otherwise required to any person with whom communication or contact is unlawful, the giving of that notice is not required, any action may be taken as if notice had been given, and there is no duty to apply to any governmental authority or agency seeking permission to contact that person.

**6.5. Certificates.** In the event an action taken by Oxygen4Life requires the filing of a certificate under GCL, the certificate is to state if applicable that notice was given to all persons entitled to receive notice, excepting any persons with whom waiver was granted, notice was rejected, or communication was unlawful, as the case may be.

**6.6. Further requirements.** Notices by electronic transmission, waiver of notice, and delivery in the case of rejected notice, are further subject to, and may be limited by application of, the provisions of GCL §164, GCL §213, GCL §222, GCL §229, GCL §230, GCL §232, GCL §233, GCL §296, GCL §311, GCL §312, and GCL §324, among other provisions of of GCL.

## 7. Other Matters

**7.1. Fiscal year.** The fiscal year of Oxygen4Life is fixed by and may be changed by the Board.

**7.2. Electronic records.** At the election of the Board, Oxygen4Life may maintain its corporate books and records electronically or online. If so, it shall consist of a set of online or electronic records, to include copies of: (i) the Certificate and Bylaws, including any amendments and restatements, (ii) record of all meetings of the Board and of the stockholders, including any notices, proceedings, and minutes of the meeting, the number of shares or directors represented at the meeting, and in the case of special meetings a statement of how the meeting was authorized, and (iii) any and all other votes, consents, elections, or actions of its Board and stockholders. Except as may be required otherwise by law, these Bylaws, the Certificate, or the Board of Directors, all other books and records, certificates, registrations, recordations, actions, resolutions, minutes, votes, ballots, signatures, consents, and notices, described in these Bylaws may also be made, delivered, executed, and stored in electronic format and online.

**7.3. Reliance upon books, reports, and records.** Each Director and Officer, in the performance of their duties, is to be fully protected in relying in good faith on the books of account or other records of Oxygen4Life, including reports made to Oxygen4Life by any of its Officers, by an independent certified accountant, attorney, or by an appraiser.

**7.4. Corporate seal.** Oxygen4Life is not required to adopt a corporate seal. The seal, if adopted, is for ceremonial purposes only.

**7.5. Annual report.** Oxygen4Life is to prepare and send to its stockholders an annual report if and as required by law. So long as there are fewer than 100 stockholders, the requirement to send an annual report is expressly waived.

**7.6. Time periods.** Any time period described as one event or condition occurring a certain number of days before or after another are to be determined on the basis of calendar days, with the day of the first event not included and the day of the second event included.

**7.7. Amendments.** The Board is expressly empowered to adopt, amend or repeal Bylaws of Oxygen4Life, subject to the right of the stockholders to adopt, amend, alter or repeal the Bylaws. Any adoption, amendment or repeal of Bylaws by the Board requires the approval of a majority of the total number of authorized directors (with the number required for a majority not to be diminished by any Board vacancies). The stockholders also have power to adopt, amend or repeal the Bylaws of Oxygen4Life. Bylaws adopted by stockholders specifying votes necessary for electing Directors may not be further amended by the Board.

**UNANIMOUS WRITTEN CONSENT**
**OF THE BOARD OF DIRECTORS**
**OF**
**Oxygen4Life, Inc.**
**a Delaware Corporation**

The undersigned, being all of the directors of Oxygen4Life, Inc. a Delaware corporation (the "Company"), pursuant to [Del. Code Ann. Title 8 § 141] hereby consent, approve and adopt the following resolutions as if duly adopted at a special meeting of the Board of Directors held for this purpose

**WHEREAS**, it has been proposed that the Company sell and offer up to $535,000 in [Common Stock] (the "Securities") through an offering under Regulation Crowdfunding (the "Offering") under the Securities Act of 1933, as amended (the "Securities Act");

## Regulation Crowdfunding Offering

**WHEREAS**, it has been proposed that the Company sell and offer up to $500,400 in Securities through an offering under Regulation Crowdfunding under the Securities Act, (the "Crowdfunding Offering"), pursuant to the terms of a subscription agreement by and among the Company and the investors party thereto (the "Subscription Agreement"), substantially in the form attached hereto as Exhibit A; and an Offering Memorandum on Form C that has been reviewed by the Board (the "Memorandum");

**WHEREAS**, the Board has been presented with and reviewed the Memorandum, and deems it to be in the best interests of the Company to authorize and approve the Memorandum and for the Company to engage in the Crowdfunding Offering;

**WHEREAS**, to comply with Regulation Crowdfunding, the Company must file a Form C with the Securities and Exchange Commission (the "SEC"), use an online portal to communicate the Crowdfunding Offering, have an independent certified public accountant conduct a financial review and enter into agreements with a transfer agent and an escrow agent;

**NOW, THEREFORE BE IT RESOLVED**, that the directors hereby authorize and approve the Memorandum and the Crowdfunding Offering, and the issuance of the Securities pursuant to the terms thereof;

## Subscription Agreement

**RESOLVED**, that the form, terms and provisions of the Subscription Agreement by and among the Company and the investors party thereto, a copy of which has been submitted in substantially final form to each director of the Company and is attached hereto as Exhibit A, be, and they hereby are, in all respects, approved and adopted, and that the transactions contemplated by the Subscription Agreement, including the issuance of the Securities for a price of $.60 cents per Security payable as set forth in the Subscription Agreement, be, and they hereby are, in all respects approved, and, further, that the officers of the Company (the ''Authorized Officers'') be, and each of them hereby is, authorized and directed in the name and on behalf of the Company, and under its corporate seal or otherwise, to execute and deliver the Subscription Agreement in substantially such form, with such changes therein as the Authorized Officer executing the same shall, by the execution thereof , approve, and cause the Company to perform its obligations thereunder.

## Uncertificated Securities

**RESOLVED,** that the Securities shall be uncertificated and the Authorized Officers shall record the investor name, address and number of Securities held by each purchaser on the Company's books and records (including books and records kept in digital form online). In the event a holder requests a written record of their investment within a reasonable time, the Authorized Officers are authorized to prepare and deliver a written notice setting forth the holder' s name, the amount of Securities held and any restrictions on the transfer or registration of said Securities imposed by the Certificate of Incorporation, the Company's bylaws and the Subscription Agreement or by law or regulation.

## Filing of the Form C

**RESOLVED,** that the Authorized Officers are, and each of them acting singly is, authorized, in the name and on behalf of the Company, to cause to be compiled and filed with the SEC such Form C in the form required.

## Online Platforml

**RESOLVED,** that DealMaker Securities LLC (" Dealmaker") shall be engaged to provide the broker dealer platform required for a Crowdfunding Offering and that the Authorized Officers be, and each of them hereby is, authorized and directed in the name and on behalf of the Company, and under its corporate seal or otherwise, to enter into an agreement with Dealmaker connection with the Crowdfunding Offering and cause the Company to perform its obligations thereunder.

## General Authorization

**RESOLVED FURTHER**, that the Authorized Officers of the Company are hereby severally authorized and directed to take, or cause to be taken, all actions in the name and on behalf of the Company, that such officers determine are necessary or advisable to consummate the transactions contemplated by, or otherwise to effect the purposes of, the foregoing resolutions, including, but not limited to, signing, certifying to, verifying, acknowledging, delivering, accepting, filing and recording all agreements, instruments and documents related to any of the resolutions.

**RESOLVED FURTHER** that all acts of the officers of the Company taken before the date hereof in connection with matters referred to in these resolutions are hereby ratified, approved and adopted as acts of the Company.

**IN WITNESS WHEREOF,** the undersigned have executed this unanimous written consent effective as of October 15, 2022.



Mike Maunu

**EXHIBIT A**
**SUBSCRIPTION AGREEMENT**

OXYGEN4LIFE, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

OXYGEN4LIFE, INC.
30 N. Gould St. Ste. 6994
Sheridan, Wyoming 82801

Ladies and Gentleman:

1.    Background. The undersigned understands that Oxygen4Life, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Dealmaker.tech (the "**Platform**") website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 843,000 shares of its Common Stock, $0.00001 par value per Share (each a "**Share**" and, collectively, the "**Shares**" or "**Securities**") at a purchase price of $ 0.60 per Share; The minimum amount or target amount to be raised in the Offering is $10,000.20 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $500,400.00 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a first-come first-served basis. The Company is offering the Shares to prospective investors through the Platform. DealMaker Securities LLC, (the "**Broker/Dealer**")

1

is registered with the Securities and Exchange Commission (the **"SEC"**) as a broker/dealer and is a member of the Financial Industry Regulatory Authority. The Company will pay the Broker/Dealer a commission equal to 3.0% of gross monies raised in the Offering Common Stock and 1% of the total shares of Common Stock sold in the Offering. It will also receive a cash setup fee of $15,000, $2,000/month in maintenance fees, and transaction and payment processing fees that are variable and change based on the number of Investors and how they decide to pay for shares.  Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Oxygen4Life at http://invest.oxygen4lifeinc.com/.

2. <u>Subscription.</u> Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Platform. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Platform's website (the "**Offering Deadline**").

3. <u>Voting Rights of Securities Sold in this Offering. Voting Proxy.</u>

(a) Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber,

(i) vote all Securities,

(ii) give and receive notices and communications,

(iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and

(iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing.

(b) The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities.

(c) However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

4.    Closing.

(a)    Closing. Subject to this Section 4(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Platform within five Business Days after the Offering Deadline of April 30, 2023 (the "**Closing Date**").

(b)    Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)    The Offering will have been in effect for at least 21 days;

(ii)    prior to the Offering Deadline, the Company shall have received aggregate subscriptions Shares in an aggregate investment amount of at least the Target Offering Amount;

(iii)    at the time of the Closing, the Company shall have received into the escrow account established with the Platform and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)    the representations and warranties of the Company contained in Section 8 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

5.    Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

6.    Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)    The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)     The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)     Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)     The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)     The undersigned confirms that it is not relying on and will not rely on any communication (written or oral) of the Company, the Platform, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Platform or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Platform nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Platform nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)     The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)     The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)     The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)     The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)     The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)     The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)     The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)     The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Platform) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)     The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)     The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)     If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

7.     **HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

8.     <u>Company Representations.</u> The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)     Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)     Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)     Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

9.     No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

10.     Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

11.     Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12.     Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

13.     Legend.  The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

14.     Notices.  All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Platform or

to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

15. <u>Governing Law.</u> Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

16. <u>Submission to Jurisdiction.</u> With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business in Sheridan, Wyoming, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

17. <u>Non-Binding Mediation.</u> In the event that any Dispute is not settled by the parties within 30 days after the first meeting of the negotiating teams, the parties will attempt in good faith to resolve such Dispute by non-binding mediation in accordance with the American Arbitration Association Commercial Mediation Rules. Mediator selected by agreement or if no agreement then random draw. The mediation shall be held within 60 days of the end of such 30-day negotiation period of the negotiating teams. No litigation for the resolution of such dispute may be commenced until the parties attempt in good faith to settle the dispute by such mediation in accordance with such rules and either party has concluded in good faith that amicable resolution through continued mediation of the matter does not appear likely. The costs of mediation shall be shared equally by the parties to the mediation. Any settlement reached by mediation shall be recorded in writing, signed by the parties, and shall be binding on them.

18. <u>Entire Agreement.</u> This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

19. <u>Waiver, Amendment.</u> Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

20. <u>Waiver of Jury Trial.</u> THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

21. <u>Invalidity of Specific Provisions.</u> If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

22.     Titles and Subtitles.  The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

23.     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

24.     Electronic Execution and Delivery.  A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

25.     Binding Effect.  The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

26.     Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

27.     Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

**[End of Page]**

IN WITNESS WHEREOF, the parties have executed this Agreement as of  _____.

COMPANY:

**OXYGEN4LIFE, INC.**

By: _____

Name: _____

Title: _____

Read and Approved (For IRA Use Only):

**SUBSCRIBER:**

By: _____

By: _____

Name: _____

Title: _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

# STATE OF DELAWARE
# CERTIFICATE OF AMENDMENT
# OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

**FIRST**: That at a meeting of the Board of Directors of

Oxygen4Life, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

The total number of shares of the stock, which the Corporation shall have the authority to issue is (i) 20,000,000 shares of Common Stock, $0.00001 par value per share ("Common Stock") and (ii) 100,000 shares of Class B Common Stock Non-Voting, $0.01 par value per share ("Class B")

**SECOND**: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

**THIRD**: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

**IN WITNESS WHEREOF**, said corporation has caused this certificate to be signed this 17th day of January, 2023.

By: [signature]

Authorized Officer

Title: President

Name: Mike Maunu

Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:05 PM 01/26/2023
FILED 03:05 PM 01/26/2023
SR 20230272082 - File Number 6642439